As filed with the Securities and Exchange Commission on ~~April 17th~~May 22, 2014

Registration No. 333-193160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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AMENDMENT NO. 3~~2~~ TO

FORM S-1/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

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NCM Financial, Inc.

(Exact Name of Small Business Issuer in its Charter)

Texas	7372	20-4859853
(State or other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

 Rosewood Court 2101 Cedar Springs Road,

Suite 1050

Dallas, TX 75201

Tel. No.: 800-686-3259

 (Address and Telephone Number of Registrant’s Principal

Executive Offices and Principal Place of Business)

Copies of communications to:

Gregg E. Jaclin, Esq.

Szaferman Lakind Blumstein & Blader, PC

101 Grovers Mill Road

Second Floor

Lawrenceville, NJ 08648

Tel. No.: (609) 275-0400

 Fax No.: (609) 555-0969

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

 CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price per share (4)	Proposed Maximum Aggregate Offering Price	Amount of Registration fee (5)

Common Stock, $0.01 par value per share (1)(2)	66,900,000	$0.25	$16,725,000	$2,154.18
Common Stock, $0.01 par value per share (3)	83,050,000	$0.25	$20,762,500	$2,674.21

Total	149,950,000	$0.25	$37,487,500	$4,828.39

(1)	This registration statement includes the resale by our selling shareholders of up to 66,900,000 shares of common stock previously issued to such shareholders.

(2)	Pursuant to Rule 416 under the Securities Act, this Registration Statement shall be deemed to cover the additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions and (ii) of the same class as the securities covered by this Registration Statement issued or issuable prior to completion of the distribution of the securities covered by this Registration Statement as a result of a split of, or a stock dividend on, the registered securities

(3)	This registration statement includes 83,050,000 shares of common stock that may be sold by the registrant from time to time at an offering price of $0.25. Pursuant to Rule 416(b) of the Securities Act of 1933, as amended (the “Securities Act”).The shares of common stock being registered hereunder includes a maximum of 83,050,000 shares of common stock as may be issuable with respect to the shares being registered hereunder resulting from the split of, or the stock dividend on, the registered securities.

(4)	(4) The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o). Our common stock is not traded on any national exchange and in accordance with Rule 457. The price of $0.25 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board (the “OTCBB”) at which time the shares may be sold at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved.

(5)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED ______, 2014

NCM FINANCIAL, INC.

149,950,000 SHARES OF COMMON STOCK

NCM Financial, Inc. (“we”, “us”, or the “Company”) is offering for sale a maximum of 149,950,000 shares of our common stock, par value $0.01 (the “Common Stock”) consisting of: 83,050,000 shares of Common Stock that may be sold by the Company, and (ii) 66,900,000 shares of Common Stock previously issued to certain selling security holders.

There is no minimum number of shares that must be sold by us for the offering to close, and therefore we may receive no proceeds or very minimal proceeds from the offering. We will retain the proceeds from the sale of any of the offered shares that are sold by the Company. The offering is being conducted on a self-underwritten, best efforts basis, which means our directors and officers. This prospectus will permit our officers and directors to sell the shares directly to the public, with no commission or other remuneration payable to them for any shares they may sell. The Company may not sell the shares to the public until this registration statement is declared effective by the Securities and Exchange Commission (the “SEC”).

We have no arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from sales of shares to the public pursuant to this offering will be immediately available to us for our use and retained by us regardless of whether or not there are any additional sales under this offering. You will not have the right to withdraw your funds during the offering. We may offer and sell these securities through the method described under “Plan of Distribution” in this prospectus.

The selling security holders named in this prospectus are offering shares of common stock offered through this prospectus. The Common Stock to be sold by the selling shareholders as provided in the “Selling Security Holders” section is common stock that have already been issued and are currently outstanding. We will not receive any proceeds from the sale of the Common Stock sold by the selling security holders covered by this prospectus.

Our Common Stock is presently not traded on any market or securities exchange. We intend to apply to list our Common Stock on the OTC Bulletin Board (the “OTCBB”). The selling security holders have not engaged any underwriter in connection with the sale of their shares of Common Stock.  Common Stock being registered in this registration statement may be sold by selling security holders at a fixed price of $0.25 per share until our Common Stock is quoted on the OTCBB and thereafter at a prevailing market prices or privately negotiated prices or in transactions that are not in the public market. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (“FINRA”), which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares of the selling security holders.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of This Prospectus is: ~~April 17th~~May 22, 2014

TABLE OF CONTENTS

PAGE
Prospectus Summary
The Offering
Cautionary Note Regarding Forward-Looking Statements
Risk Factors
Use of Proceeds
Dilution
Selling Shareholders
Plan of Distribution
Description of Business
Description of Property
Legal Proceedings
Description of Securities to be Registered
Market for Common Equity and Related Stockholder Matters
Dividend Policy
Shares Eligible for Resale
Management Discussion and Analysis of Financial Condition and Financial Results
Interests of Named Experts and Counsel
Directors, Executive Officers, Promoters and Control Persons
Executive Compensation
Security Ownership of Certain Beneficial Owners and Management
Principal Shareholder
Certain Relationships and Related Party Transactions and Director Independence
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Where You Can Find More Information
Index to Financial Statements

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context otherwise requires, we use the terms "NCM Financial", the "Company", "we", "us" and "our" in this prospectus to refer to NCM Financial, Inc. and, where appropriate, our consolidated subsidiaries.

Business Overview

NCM Financial, LLC, a limited liability company, was organized under the laws of the state of Texas on May 10, 2006. On June 9, 2013, the Company converted from a Texas limited liability company into a Texas corporation and changed its name to NCM Financial, Inc. (hereafter the “Company” or “NCM Financial”). Effective June 9, 2013, all of the Company’s outstanding common units were converted into common stock on a 1 to 1 conversion ratio with identical designations. The Company is a provider of investment research. The Company provides independent research and software for individuals and professional investors to create maximized returns in markets around the world. The Company offers solutions for investors to amplify investment returns and meet their financial goals.

NCM Financial is a provider of investment research and financial software for derivative contracts. NCM Financial offers global solutions for equity markets for investors to amplify investment returns and meet their financial goals. Its software solutions provide a web-based product, Option Portfolio Pro, to provide research and software services for investors around the world. Option Portfolio Pro is designed to enhance equity returns for investors through the use of derivative contracts in the equity markets. Option Portfolio Pro offers multiple platforms for investors to use in various markets using a fee based integrated system. The company owns and operates additional equity based research services on the web which use third party media outlets to display advertising for independent research services. Further, the Company provides continuous research for retail and professional investors to track market behavior, investment decisions, and leading market participants for the multi-trillion Dollar derivative and equity markets. The Company provides access to investment research and data, and does not conduct issue analysis or reports to customers.

The sales mix consists of online web based sales for software subscriptions and advertising. Individually, each product is sold at separate price points. The eCompany provides an online end of day service based on a subscription pricing model which includes option research, option calculators, sentiment indicators, and option portfolio platforms utilizing patented technology licensed exclusively to NCM Financial. The information and software subscription services provided to mobile and tablet users allow individual access to the option research. The option research is processed and computed simultaneously for online users, mobile users, and tablet users. Tablet and mobile software subscription services are sold as one service at a different price point. The end of day services consisting of online, mobile, and tablet are currently available to the public. NCM Financial is expanding its product mix to include a real time application and an investment management services product line. The real time application and investment management services are not currently available to the public. With the diversified product mix, each additional product within the product line will be structured at different price levels for the individual user. The timing and structure of sales can be sold at any time seven days a week twenty four hours a day. With NCM Financial’s online, mobile, and web based capabilities, users can access software services as needed.

The below table below provides a summary of the most significant measures of our results of operations and should be read in conjunction with our financial statements and related notes:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
REVENUES	$29	$-

TOTAL OPERATING EXPENSES	$(20,746,219)	$(157,243)

NET LOSS	$(20,752,795)	$(163,456)

Where You Can Find Us

Our principal executive offices are located at Rosewood Court, 2101 Cedar Springs Road, Suite 1050, Dallas, TX 75201. Our telephone number is 1-800-686-3259. Our website is www.ncmfinancial.com.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A;

•	Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens in this prospectus, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. We have elected to use the extended transition period provided above and therefore our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

For more details regarding this exemption, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies.”

THE OFFERING

Common stock offered by NCM Financial, Inc.	83,050,000 shares of common stock, par value $0.01 per share. This number represents 16.61% of our current outstanding common stock. (1)
Common stock offered by selling security holders	66,900,000 shares of common stock, par value $0.01 per share. This number represents 13.38% of our current outstanding common stock. (1)
Total common stock offered	149,950,000 shares of common stock, par value $0.01 per share. This number represents 29.99% of our current outstanding common stock (1).
Common stock outstanding before the offering	416,950,000 shares of common stock, par value $0.01 per share.
Common stock to be outstanding after the offering	500,000,000 shares of common stock, par value $0.01 per share
Terms of the offering

The Company, through its officers and directors, will sell the 83,050,000 shares of our common stock at $0.25 per share upon effectiveness of this prospectus.

Selling security holders are offering 66,900,000 shares at $0.25 per share; selling security holders will sell their shares in accordance with the terms of the prospectus.

Termination of the offering	The offering will conclude at such time as all of the common stock has been sold pursuant to the registration statement.
Option to purchase additional shares	NCM Financial, Inc. has not granted underwriters an option to purchase any shares.
Use of proceeds

NCM Financial, Inc. intends to use the net proceeds from this offering for working capital and other general corporate purposes. NCM Financial, Inc. also may use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. However, NCM Financial, Inc. does not have agreements or commitments for any specific acquisitions or investments at this time. See "Use of Proceeds".

We are not selling the shares of the common stock held by the selling security holders. As such, we will not receive any of the offering proceeds from the registration of the shares of common stock held by such selling security holders.

Concentration of ownership

Upon completion of this offering, the executive officers, directors and 5% stockholders of the Company and their affiliates will beneficially own, in the aggregate, approximately 73.47% of our outstanding capital stock.(1)

Trading Market	There is currently no trading market for our common stock. We intend to apply soon for quotation on the OTC Bulletin Board. We will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist us.
Risk Factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 5.

(1) Based on 416,950,000 shares of common stock outstanding as of ~~December 10, 2013~~May 22, 2014 and assuming all of the shares being offered by the Company are sold.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	There are no shares of common stock reserved for future issuance under our stock-based compensation plans.
•	There is no convertible debt issued or convertible preferred stock issued.
•	The filing of our amended and restated certificate of formation in connection with the completion of this offering.
•	There is not an option to exercise any outstanding options or settlement of outstanding RSUs.
•	There is not an option or warrant to exercise by the underwriters for their option to purchase up to any additional shares of common stock from NCM Financial, Inc. in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases you can identify forward-looking statements because they contain words such as "anticipates", "believes", "could", "estimates", "expects", "intends", "may", "might", "likely", "plans", "potential", "predicts, "projects", "seeks", "should", "target", "will", "would" or similar expressions and the negatives of those terms. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, and ability to achieve, and maintain, future profitability;
•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate;
•	our ability to anticipate market needs and develop new and enhanced products and services to meet those needs, and our ability to successfully monetize them;
•	maintaining and expanding our customer base and our relationships with other companies;
•	the impact of competition in our industry and innovation by our competitors;
•	our anticipated growth and growth strategies and our ability to effectively manage that growth and effect these strategies;
•	our ability to sell our products and expand internationally;
•	our failure to anticipate and adapt to future changes in our industry;
•	the impact of seasonality on our business;
•	our ability to hire and retain necessary qualified employees to expand our operations;
•	the impact of any failure of our solutions or solution innovations;
•	our reliance on our third-party service providers;
•	the evolution of technology affecting our products, services and markets;
•	our ability to adequately protect our intellectual property;
•	the anticipated effect on our business of litigation to which we are or may become a party;
•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;
•	the increased expenses and administrative workload associated with being a public company;
•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;
•	our liquidity and working capital requirements;
•	our spending of the net proceeds from this offering;
•	the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and
•	the future trading prices of our common stock and the impact of securities analysts' reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and growth prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. Further, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of losses and may not achieve consistent profitability in the future.

Historically, we have experienced negative gross margins, which are expected to continue to be negative. Our efforts to grow our business may be more costly than we expect, and we may not be able to generate enough revenue to offset our higher operating expenses. The Company has has generated nominal revenues from its business operations since 2009~~not generated any revenues from its business operations since 2009~~. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, the market price of our common stock may significantly decrease.

If we are unable to attract new customers or sell additional services and functionality to our existing customers, our revenue growth will be adversely affected.

The Company has generated nominal revenues from its business operations since 2009. To generate and later increase our revenue, we must add new customers through software subscriptions, add new customers through advertisements, increase each user’s usage of our solutions, and sell additional functionality to existing customers. To generate end of day data software subscription sales, we must market our online, mobile, and tablet software subscription services to businesses and consumers. Software subscriptions are sold to the individual user on a monthly and annual basis for instant access to research and software. In order to complete our real time platform, we must raise capital, partner with real time data providers, and market the real time products successfully to reach consumers and businesses. The real time software and research can be sold to consumers and businesses on a monthly, quarterly, or annual basis. Our product mix is diverse; which consists of our existing customers comprised of global advertisers and advertising networks, whom range from small local businesses to large corporations. Our current customers vary from day to day and change daily based on the choice of the advertisers. Our existing customer base is currently decided on a millisecond basis. On average, our customers are chosen within approximately 85 milliseconds from when a visitor arrives and when the advertisement is chosen to be delivered to the customer. Our customer base changes rapidly and can vary from city to city, state to state, and country to country. The advertisements are sold to individuals, small businesses, and large businesses through our existing customers on a CPM or cost per thousand impressions basis, CPA or cost per action basis, and a CPV or cost per view basis. As our industry matures, as interactive channels develop further, or as competitors introduce lower cost and/or differentiated products or services that are perceived to compete with ours, our ability to sell and renew based on pricing, technology, and functionality could be impaired. As a result, we may be unable to renew our agreements with existing customers, attract new customers, or new business from existing customers on terms that would be favorable or comparable to prior periods, which could have an adverse effect on our revenue and growth. ~~The Company has not generated any revenues from its business operations since 2009. To generate and later increase our revenue, we must add new customers, increase their usage of our solutions, and sell additional functionality to existing customers. Our existing customers are comprised of global advertisers and advertising networks, whom range from small local businesses to large corporations. Our current customers vary from day to day and change daily based on the choice of the advertisers. Our existing customer base is currently decided on a millisecond basis. On average, our customers are chosen within approximately 85 milliseconds from when a visitor arrives and when the advertisement is chosen to be delivered to the customer. Our customer base changes rapidly and can vary from city to city, state to state, and country to country. As our industry matures, as interactive channels develop further, or as competitors introduce lower cost and/or differentiated products or services that are perceived to compete with ours, our ability to sell and renew based on pricing, technology and functionality could be impaired. As a result, we may be unable to renew our agreements with existing customers or attract new customers or new business from existing customers on terms that would be favorable or comparable to prior periods, which could have an adverse effect on our revenue and growth.~~

If subscription renewal rates decrease, or we do not accurately predict subscription renewal rates, our future revenue and operating results may be harmed.

Our customers have no obligation to renew their subscriptions for our software after the expiration of their subscription period, which is typically one month, but ranges from one month to one year and can be extended for longer periods of time. In addition, our customers may renew for lower subscription amounts or for shorter contract lengths. Our current user base consists of paying and non-paying subscribers. There are two subscription based models, one for online users and one for mobile and tablet users. For online usage, one individual who had been a free subscriber through a thirty day free trial now has been a member for five months. There are eleven other users who have access to software for various reasons (such as sales, product verification, product development, legal, or intellectual property). For mobile and table usage, one individual is a free subscriber through a thirty day free trial. On the mobile and tablet platform, there are six users, who have access to software for various reasons; such as sales, product verification, product development, legal, or intellectual property. The real time subscription based model has four non-paying users and is currently not available to the public. NCM Financial creates partnerships with service providers to generate software sales. As a result, partners and service providers are provided free access either through online, mobile, or table to verify services and provide information for NCM Financial and the third party to create a partnership. We may not accurately predict renewal rates for our customers. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer usage, pricing changes, number of applications used by our customers, customer satisfaction with our service, the acquisition of our customers by other companies and deteriorating general economic conditions. ~~Our customers have no obligation to renew their subscriptions for our software after the expiration of their subscription period, which is typically one month, but ranges from one month to one year and can be extended for longer periods of time. In addition, our customers may renew for lower subscription amounts or for shorter contract lengths. Our current user base consists of paying and non-paying subscribers. There are two subscription based models, one for online users and one for mobile and tablet users. For online usage, one individual who had been a free subscriber through a thirty day free trial now has been a member for two months. There are eleven other users who have access to software for various reasons (such as sales, product verification, product development, legal, or intellectual property). On the tablet platform, there are six users, who have access to software for various reasons; such as sales, product verification, product development, legal, or intellectual property. The real time subscription based model has two users and is currently not available to the public. We may not accurately predict renewal rates for our customers. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer usage, pricing changes, number of applications used by our customers, customer satisfaction with our service, the acquisition of our customers by other companies and deteriorating general economic conditions.~~

We may experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risks described in this prospectus, these are the following factors that may affect our quarterly operating results.

Failure to comply with laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be harmed. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions and sanctions could further harm our business, operating results and financial condition.

Catastrophic events may disrupt our business.

We rely heavily on our data centers, network infrastructure and information technology systems for our business operations. A disruption or failure of these systems in the event of online attack, earthquake, fire, terrorist attack, power loss, telecommunications failure or other similar catastrophic event could cause system interruptions, delays in accessing our service, reputational harm and loss of critical data or could prevent us from providing our solutions to our customers. Our service is delivered from data centers operated by third parties. In addition, we are headquartered and most of our employees reside in Texas, an area particularly susceptible to weather events and a major weather event or other catastrophic event could affect our employees, who may not be able to access our systems or otherwise continue to provide our solutions to our customers. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure or information technology systems, or access to our systems, could affect our ability to conduct normal business operations and adversely affect our operating results.

The requirements of being a public company may strain our systems and resources, divert management's attention and be costly.

As a public company, we ~~will~~ may be subject to the reporting requirements of the Exchange Act the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and the rules and regulations of the OTC Markets. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.

After we complete this offering, we will be required to file reports with the SEC under section 13 (a) or 15(d) of the Exchange Act (supplementary and periodic information for an issuer which shall file a registration statement which has become effective pursuant to the Securities Act, shall file with the SEC, in accordance with such rules and regulations as the SEC may prescribe as necessary or appropriate in the public interest or for the protection of investors). The reports will be filed electronically. The reports we will be required to file are Forms 10-K, 10-Q, and 8-K. You may read copies of any materials we file with the SEC at the SEC's Public Reference Room or visiting the SEC's Internet website. The Company intends to file a Form 8A making the Company a mandatory reporting issuer under the Exchange Act. However, until we file a Form 8A, we will not registered under the Exchange Act. We may never become a fully reporting company and registration of our common stock under the Exchange Act may not be required nor voluntarily pursued by the company. As long as our common stock is not registered under the Exchange Act, we will not be subject to Section 16 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules. In addition, so long as our common stock is not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common stock will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5 respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereafter. Even if our common stock is ever registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, even if we ever register our common stock and become a fully reporting company, we may cease providing periodic reports and current or periodic information including operational and financial information, and you may not have information with respect to our results of operations when this happens.

If we ever become a fully reporting company, we will be required~~The Exchange Act requires~~, among other things, ~~that we~~to file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing the costly process of implementing and testing our systems to report our results as a public company, to continue to manage our growth and to implement internal controls. We will be required to implement and maintain various other control and business systems related to our equity, finance, treasury, information technology, other recordkeeping systems and other operations. As a result of this implementation and maintenance, management's attention may be diverted from other business concerns, which could adversely affect our business. Furthermore, we rely on third-party software and system providers for ensuring our reporting obligations and effective internal controls, and to the extent these third parties fail to provide adequate service including as a result of any inability to scale to handle our growth and the imposition of these increased reporting and internal controls and procedures, we could incur material costs for upgrading or switching systems and our business could be materially affected.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

In addition, we expect these laws, rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain appropriate levels of coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the time and resources of our management and adversely affect our business and operating results.

The Company may lack sufficient capital resources to discharge the significant additional expenses that would be expected ~~once~~ i it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act.

Once we become a public entity, subject to the reporting requirements of the Exchange Act, we will incur ongoing expenses associated with professional fees for accounting, legal and a host of other expenses for annual reports and proxy statements. We estimate that these costs could range up to $70,000 per year for the next few years and will be higher if our business volume and activity increases but lower during the first year of being public because we have not yet completed development of our product line, and we will not yet be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a result, we may not have sufficient funds to continue our business or even to meet routine business obligations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported operating results.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. Accounting for revenue from sales of subscriptions to software is particularly complex, is often the subject of intense scrutiny by the SEC, and will evolve as FASB continues to consider applicable accounting standards in this area.

For example, we recognize subscription revenue in accordance with Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements — a Consensus of the Emerging Issues Task Force (ASU 2009-13) (formerly known as EITF 08-01). The FASB and the SEC continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing and subscription arrangements. As a result of future interpretations or applications of existing accounting standards, including ASU 2009-13, we could be required to delay revenue recognition into future periods, which would adversely affect our operating results.

In addition, certain factors have in the past and may in the future cause us to defer recognition for subscription fees. For example, the inclusion in our customer contracts of material non-standard terms, such as acceptance criteria, could require the deferral of subscription revenue. To the extent that such contracts become more prevalent in the future our revenue may be adversely affected.

Because of these factors and other specific requirements under accounting principles generally accepted in the United States for revenue recognition, we must have very precise terms in our arrangements in order to recognize revenue when we initially deliver our hosting services or perform our professional services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern.

The audited financial statements included in the registration statement have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result if we cease to continue as a going concern. We have incurred significant losses since our inception. We have funded these losses primarily through debt and credit facility financing.

Based on our financial history since inception, in their report of independent registered public accounting firm on the financial statements for the year ended December 31, 2013 and December 31, 2012, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. We are a development stage company that has generated nominal revenues.

There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed or at all, or, if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund operations, we may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

Risks Related to this Offering and our Securities

We are an emerging growth company under the recently enacted JOBS Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We qualify as an “emerging growth company” under the recently enacted JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, among other things, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency”;

•	obtain shareholder approval of any golden parachute payments not previously approved; and

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Until such time, however, because the JOBS Act has only recently been enacted, we cannot predict whether investors will find our stock less attractive because of the more limited disclosure requirements that we may be entitled to follow and other exemptions on which we are relying while we are an “emerging growth company”. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The JOBS Act allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies.

Since, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Our status as an “emerging growth company” under the JOBS Act OF 2012 may make it more difficult to raise capital when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it.  Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry.  If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an “emerging growth company.” Reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. In addition, any future financing or credit agreements may prohibit us from paying any type of dividends. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. Investors seeking cash dividends should not purchase our common stock.

The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

The market valuation of our business may fluctuate due to factors beyond our control and the value of your investment may fluctuate correspondingly.

The market valuation of developmental stage companies, such as us, frequently fluctuate due to factors unrelated to the past or present operating performance of such companies.  Our market valuation may fluctuate significantly in response to a number of factors, many of which are beyond our control, including:

•	changes in securities analysts’ estimates of our financial performance, although there are currently no analysts covering our stock;

•	fluctuations in stock market prices and volumes, particularly among securities of emerging growth companies;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	variations in our quarterly operating results; and

•	additions or departures of key personnel.

Currently there is no established public market for our common stock, and there can be no assurances that any established public market will ever develop or that our common stock will be quoted for trading.

There is currently no established public market whatsoever for our securities.  A market maker will be asked to file an application with FINRA on our behalf so as to be able to quote the shares of our common stock on the OTCBB maintained by FINRA.   There can be no assurance that the market maker’s application will be accepted by FINRA nor can we estimate as to the time period that the application will require.  We are not permitted to file such application on our own behalf.  If the application is accepted, there can be no assurances as to whether

(i) any market for our shares will develop;

(ii) the prices at which our common stock will trade; or

(iii) the extent to which investor interest in us will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

In addition, our common stock may not be followed by any market analysts and there may be few institutions acting as market makers for our common stock.  Either of these factors could adversely affect the liquidity and trading price of our common stock.  Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly.  Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of cloud based enterprise resource management systems and general economic and market conditions.

Because of the anticipated low price of the securities being registered, many brokerage firms may not be willing to effect transactions in these securities.  Purchasers of our securities should be aware that any market that develops in our stock will be subject to the penny stock restrictions.

Because the SEC imposes additional sales practice requirements on brokers who deal in penny stocks, some brokers may be unwilling to trade them.  This means that you may have difficulty reselling your shares.

Our common stock is classified as a penny stock and will be covered by Section 15(g) of the Exchange Act.  These rules impose additional sales practice requirements on brokers/dealers who sell our securities in this offering or in the aftermarket.  For sales of our securities, the broker/dealer must make a special suitability determination and receive from you a written agreement prior to making a sale for you.  Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares.  This could prevent you from reselling your shares and may cause the price of the shares to decline.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

FINRA has adopted rules that require s broker-dealer to have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity and liquidity of our common stock.  Further, many brokers charge higher transactional fees for penny stock transactions.  As a result, fewer broker-dealers may be willing to make a market in our common stock, which may limit your ability to buy and sell our stock.

The offering price of our common stock should not be used as an indicator of the future market price of the securities. The offering price bears no relationship to our actual value, and may make our shares difficult to sell.

Since our shares are not listed or quoted on any exchange or quotation system, the facts considered in determining the offering price of $0.25 were our financial condition and prospects, our limited operating history and the general condition of the securities market. The offering price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Michael Noel, our Chief Executive Officer, Chairman of the Board of Directors, and sole employee. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our service and technologies. We do not have employment agreements with any of our executive officers, key management or development personnel that require them to remain our employees and, therefore, they could terminate their employment with us at any time without penalty. Our employment agreement with Mr. Noel permits him to terminate his employment with the Company at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business.

Our stock price may be volatile and may decline regardless of our operating performance resulting in substantial losses for investors purchasing shares in this offering.

The trading prices of the securities of technology companies, including providers of software, have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results, including as a result of the addition or loss of any number of customers;
•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•	failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	changes in operating performance and stock market valuations of cloud-based software or other technology companies, or those in our industry in particular;
•	price and volume fluctuations in the trading of our common stock and in the overall stock market, including as a result of trends in the economy as a whole;
•	announcements by us with regard to the effectiveness of our internal controls and our ability to accurately report financial results;
•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business our industry;
•	lawsuits threatened or filed against us;
•	changes in key personnel; and
•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies.

In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

If securities or industry analysts do not publish research or publish incorrect or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. If no or few securities or industry analysts cover our company, the trading price for our stock would be negatively impacted. If one or more of the analysts who covers us downgrades our stock or publishes incorrect or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

We anticipate that our executive officers, directors, current five percent or greater stockholders and affiliated entities will together beneficially own approximately 73.47% of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Planned operations currently are being implemented based on operating capital from financing activities. For NCM Financial to expand and execute growth strategies, NCM Financial will need to raise capital. Outlined, in the liquidity and capital resources section on page 36, are the expected expenses for the next twelve months. If NCM Financial does not raise any capital, NCM Financial will not be able to operate over the next six months. Without raising capital, planned operations will be selectively implemented until capital is raised. In order to conduct planned operations, third party service providers have provided favorable payment terms to selectively conduct planned operations. Without the payment terms provided by third party service providers, NCM Financial cannot conduct planned operations without a successful capital raise. Current usages of sources of funds for services include office, telephone, server, and debt service expenses. Service providers are providing data, labor, legal, accounting, financial, stock transfer services, software development, and daily operating activities. Following a successful capital raise for the offering of NCM Financial common stock, NCM Financial does not anticipate a deficiency in capital resources to implement growth strategies for the next twelve months. ~~Planned operations currently are being implemented based on operating capital from financing activities. For NCM Financial to expand and execute growth strategies, NCM Financial will need to raise capital. Outlined, in the liquidity and capital resources section on page 36, are the expected expenses for the next twelve months. Without raising capital, planned operations will be selectively implemented until capital is raised. Following a successful capital raise for the offering of NCM Financial common stock, NCM Financial does not anticipate a deficiency in capital resources to implement growth strategies for the next twelve months.~~

Substantial future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

The market price for our common stock could decline as a result of the sale of substantial amounts of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Upon completion of this offering, we will have outstanding approximately 500,000,000 shares of common stock issued and outstanding. Following completion of the offering, assuming all of the shares being offered by the selling security holders are sold, the following will be the remaining shareholders holding restricted shares of common stock:

Shareholder	Shares	Percentage
Martha Noel	22,800,000	4.56%
Ron Noel	22,800,000	4.56%
Scott Noel	22,800,000	4.56%
Llewellyn R. Watkins	23,000,000	4.60%
Michael Noel	258,650,000	51.73%
Total	350,050,000	70.01%

If a substantial number of shares are sold, or if it is perceived that they will be sold, in the public market, before or after the expiration of the restricted contractual lock-up period, the trading price of our common stock could decline substantially. The contractual lock-up period is 180 days.

Anti-takeover provisions in our charter documents and Texas law may delay or prevent an acquisition of our company.

Our amended and restated certificate of incorporation, amended and restated bylaws and Texas law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificates of incorporation and bylaws, which will become effective upon the closing of this offering, include provisions that:

•	authorize "blank check" preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;
•	create a classified board of directors whose members serve staggered three-year terms;
•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;
•	prohibit stockholder action by written consent;
•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;
•	provide that our directors may be removed only for cause;
•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•	specify that no stockholder is permitted to cumulate votes at any election of directors;
•	authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and
•	require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Texas law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering of $0 .25 per share as based on an assumed initial public offering price of $0.25 per share, the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. If we issue warrants or options, you will experience additional dilution upon exercise of any warrant, upon exercise of options to purchase common stock under our capital raise or for an equity incentive plan. If we issue restricted stock to our employees under our equity incentive plans or if we issue additional shares of our common stock, you will experience dilution. For a further description of the dilution that you will experience immediately after this offering, see "Dilution".

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other businesses, products and technologies. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

USE OF PROCEEDS

Proceeds from Shares Sold by the Company

We estimate that the net proceeds to NCM Financial Inc. from the sale of shares of our common stock in this offering will be $20,762,500 based on an assumed initial public offering price of $0.25 per share, prior to deducting estimated offering expenses.

The principal purposes of this offering are to increase our financial flexibility, improve brand awareness, create a public market for our common stock and facilitate our future access to the public capital markets. We expect to use the net proceeds that we will receive from this offering for working capital and other general corporate purposes, including the expansion of our sales organization, international expansion, and further development and expansion of our solutions. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any potential acquisitions or investments at this time.

We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing activities, the pace of our international expansion plans, and our investments and acquisitions. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

Proceeds from Shares Sold by Selling Stockholders

We will not receive any proceeds from the sale of common stock by the selling security holders. All of the net proceeds from the sale of our common stock will go to the selling security holders as described below in the sections entitled “Selling Security Holders” and “Plan of Distribution”.  We have agreed to bear the expenses relating to the registration of the common stock for the selling security holders.

DILUTION

“Dilution” as used herein represents the difference between the offering price per share of shares offered hereby and the net tangible book value per share of the Company’s common stock after completion of the offering. Dilution in the offering is primarily due to the losses previously recognized by the Company.

Shares Sold by Selling Stockholders

The common stock to be sold by the selling shareholders as provided in the “Selling Security Holders” section is common stock that is currently issued. Accordingly, there will be no dilution to our existing shareholders.

Shares Sold by the Company

The following information is based upon the Company’s audited balance sheet for the period ended December 31, 2013, the net tangible book value of the Company’s assets as of December 31, 2013 is $-439,451.00.

The net tangible book value of the Company at December 31, 2013 was $-439,451.00 or $-0.0011 per share. Net tangible book value represents the amount of total tangible assets less total liabilities. Assuming that all of the shares offered hereby were purchased by investors (a fact of which there can be no assurance) as of December 31, 2013, the then outstanding 416,950,000 shares of common stock plus the 83,050,000 assumed shares sold or 500,000,000 common shares, which would constitute all of the issued and outstanding equity capital of the Company, would have a net tangible book value $20,323,049.00, before offering expenses, or approximately $0.0406 per share.

We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the public offering price per share of our common stock. The following items influence the dilution in net tangible book value per share to new investors:

Assuming 100% of the shares offered are sold:

0.2500	Public offering price per unit

-0.0011	Net tangible book value per share as of December 31, 2013

0.0417	Increase per share attributable to sale of common stock to investors

0.2094	Dilution per share to investors

83.74%	Dilution as a percentage of the offering price

Net tangible book value	December 31, 2013	Offering	Post-offering

Net tangible book value	$-439,451.00	$20,762,500.00	$20,323,049.00
Shares outstanding	416,950,000	83,050,000	500,000,000

Net tangible book value/share	$-0.0011	$0.2500	$0.0406

Increase attributable to raise			$0.0417

Initial dilution to new shareholders			$0.2094

Assuming 50% of the shares offered are sold:

0.2500	Public offering price per unit

-0.0011	Net tangible book value per share as of December 31, 2013

0.0209	Increase per share attributable to sale of common stock to investors

0.2301	Dilution per share to investors

92.05%	Dilution as a percentage of the offering price

Net tangible book value	December 31, 2013	Offering	Post-offering

Net tangible book value	$-439,451.00	$10,381,250.00	$9,941,799.00
Shares outstanding	416,950,000	41,525,000	500,000,000

Net tangible book value/share	$-0.0011	$0.2500	$0.0199

Increase attributable to raise			$0.0209

Initial dilution to new shareholders			$0.2301

SELLING STOCKHOLDERS

The market price for our common stock could decline as a result of the sale of substantial amounts of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Based on shares outstanding as of upon completion of this offering, we will have outstanding approximately 500,000,000 shares of common stock.

The common shares being offered for resale by the selling security holders consist of 66,900,000 shares of our common stock held by 7 shareholders and 83,050,000 shares being issued by the Company

The following table sets forth the names of the selling security holders, the number of shares of common stock beneficially owned by each of the selling stockholders as of ~~December 10, 2013~~May 22, 2014, and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the selling stockholders.

Name	Shares Beneficially Owned Prior to Offering	Shares to be Offered	Amount Beneficially Owned After Offering	Percent Beneficially Owned After Offering(1)
Iota Capital Corp. (8)	26,950,000	26,950,000	0	0%
KEYSTONE TRADING LTD. (9)	30,000,000	30,000,000	0	0%
Martha Noel (2)	49,600,000 (4)	2,000,000	45,600,000 (5)	4.56%
Ron Noel (2)	49,600,000 (6)	2,000,000	45,600,000 (6)	4.56%
Scott Noel (2)(3)	24,800,000	2,000,000	22,800,000	4.56%
Llewellyn R. Watkins	25,000,000	2,000,000	23,000,000	4.60%
Michael Noel (2)(3)	260,600,000	1,950,000	258,650,000	51.73%
TOTAL	416,950,000	66,900,000	350,050,000	70.01%

(1)	Based on shares outstanding as of ~~December 10, 2013~~May 22, 2014
(2)	Martha Noel and Ron Noel are the parents of Michael Noel, our CEO and Chairman of the Board of Directors and Scott Noel a Director of the Company.
(3)	Michael Noel and Scott Noel, our officers and directors, are siblings.
(4)	Comprised of: (i) 24,800,000 shares of the Company’s common stock and (ii) beneficial ownership of 24,800,000 shares of the Company’s common stock held by Ron Noel.
(5)	Comprised of: (i) 22,800,000 shares of the Company’s common stock and (ii) beneficial ownership of 22,800,000 shares of the Company’s common stock to be held by Ron Noel after the offering.
(6)	Comprised of: (i) 24,800,000 shares of the Company’s common stock and (ii) beneficial ownership of 24,800,000 shares of the Company’s common stock held by Martha Noel.
(7)	Comprised of: (i) 22,800,000 shares of the Company’s common stock and (ii) beneficial ownership of 22,800,000 shares of the Company’s common stock to be held by Martha Noel after the offering.
(8)	Iota Capital Corp.’s principal is Angelita Goldston, who has sole voting and investment control over the shares.
(9)	KEYSTON TRADING LTD’s principal is Kar Man Lau, who has sole voting and investment control over the shares.

There are no agreements between the Company and any selling shareholder pursuant to which the shares subject to this registration statement were issued.

None of the selling shareholders or their beneficial owners are broker-dealers or affiliated with broker-dealers.~~:~~

~~-~~	~~has had a material relationship with us other than as a shareholder at any time within the past three years; or~~
~~-~~	~~has ever been one of our officers or directors or an officer or director of our predecessors or affiliates~~
~~-~~ 	~~are broker-dealers or affiliated with broker-dealers.~~

PLAN OF DISTRIBUTION

Shares Offered by the Selling Stockholders

The selling security holders may sell some or all of their shares up to 66,900,000 at a fixed price of $0.25 per share until our shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. Prior to being quoted on the OTCBB, shareholders may sell their shares in private transactions to other individuals. Although our common stock is not listed on a public exchange, we will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus. In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved. However, sales by selling security holder must be made at the fixed price of $0.25 until a market develops for the stock.

Once a market has developed for our common stock, the shares may be sold or distributed from time to time by the selling stockholders, who may be deemed to be underwriters, directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

•	ordinary brokers transactions, which may include long or short sales,
•	transactions involving cross or block trades on any securities or market where our common stock is trading, market where our common stock is trading,
•	through direct sales to purchasers or sales effected through agents,
•	through transactions in options, swaps or other derivatives (whether exchange listed of otherwise), or exchange listed or otherwise), or
•	any combination of the foregoing.

In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. None of the selling security holders are broker-dealers or affiliates of broker dealers.

We will advise the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Brokers, dealers, or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Neither the selling stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer or agent relating to the sale or distribution of the shares. We will not receive any proceeds from the sale of the shares of the selling security holders pursuant to this prospectus.

Shares Offered by the Company

We are offering up to 83,050,000 shares for $0.25 per share with aggregate gross proceeds of up to $20,762,500.  Funds from this offering will not be placed in a separate bank account.  We will have immediate use of the net proceeds. As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding and you could lose your investment. There are no finders involved in our distribution.

You will not have the right to withdraw your funds during the offering.

We will sell the shares in this offering through our officers and directors. They will receive no commission from the sale of any shares. They will not register as a broker-dealer under section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer’s securities and not be deemed to be a broker/dealer. The conditions are that:

1.	The person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Act, at the time of her participation; and,

2.	The person is not compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3.	The person is not at the time of their participation, an associated person of a broker/dealer; and,

4.	The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve months; and (C) does not participate in selling and offering of securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

We hereby confirm that our directors and officers are not statutorily disqualified, are not being compensated, and are not associated with a broker/dealer. They will continue to be our officers and directors at the end of the offering and have not been, during the last twelve months a broker/dealer or associated with a broker/dealer. They will not participate in selling and offering securities for any issuer more than once every twelve months.

Only after our registration statement is declared effective by the Securities and Exchange Commission, do we intend to advertise, through tombstones, and hold investment meetings in various states where the offering will be registered. We will not utilize the Internet to advertise our offering. Our officers and directors will also distribute the prospectus to potential investors at meetings, to business associates, and to friends and relatives who are interested in a possible investment in the offering. No shares purchased in this offering will be subject to any kind of lock-up agreement.

The Company reserves the right to sell the securities in this offering though a placement agent, broker, dealer, finder, underwriter and/or wholesaler. We will provide an applicable prospectus supplement (i) the identity of any underwriter, dealer or agent, (ii) any compensation we will pay to underwriters, dealers or agents in connection with the offering of the securities, (iii) any discounts, concessions or commissions allowed by underwriters to participating dealers, (iv) the amounts underwritten; and (v) the nature of the underwriter’s or underwriters’ obligation to take the securities. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities

Our directors and officers are indemnified as provided by the Texas corporate law and our Bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

Section 15(g) of the Exchange Act - Penny Stock Rules

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the OTC bulletin Board system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

Our shares are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 and Rule 15g-9 promulgated thereunder.  They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $2,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses).  While Section 15(g) and Rules 15g-1 through15g-6 apply to broker/dealers, they do not apply to us.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approve the transaction for the customer’s account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.  The application of the penny stock rules may affect your ability to resell your shares.

Regulation M

Our officers and directors, who will promote the shares, are aware that each is required to comply with the provisions of Regulation M, promulgated under the Securities and Exchange Act of 1934, as amended.  With certain exceptions, Regulation M precludes officers and/or directors, sales agents, any broker-dealers or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Offering Period and Expiration Date

This offering will start on the date that this registration statement is declared effective by the Securities and Exchange Commission and continue for a period of 1095 days, or sooner if the offering is completed or otherwise terminated by us.

We will not offer to sell through the use or medium of any prospectus or otherwise any security until this registration statement is declared effective by the Securities and Exchange Commission.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

DESCRIPTION OF BUSINESS

Business Overview

NCM Financial, LLC was organized under the laws of the state of Texas on May 10, 2006. On June 9, 2013, the Company converted from a Texas limited liability company into a Texas corporation and changed its name to NCM Financial, Inc. Effective June 9, 2013, all of the Company’s outstanding common units were converted into common stock on 1 to 1 conversion ratio with identical designations. The Company provides independent research and software for individuals and professional investors to create maximized returns in markets around the world. The Company offers solutions for investors to amplify investment returns and meet their financial goals. The Company provides access to investment research and data, and does not conduct issue analysis or reports to customers.

NCM Financial is a provider of investment research and financial software for derivative contracts. NCM Financial offers global solutions for equity markets for investors to amplify investment returns and meet their financial goals. Its’ software solutions provide a web-based product, Option Portfolio Pro, to provide research and software services for investors around the world. Option Portfolio Pro is designed to enhance equity returns for investors through the use of derivative contracts in the equity markets. Option Portfolio Pro offers multiple platforms for investors to use in various markets using a fee based integrated system. NCM Financial provides Option Portfolio Pro as a user based subscription product. NCM Financial provides access protected by an individual user’s password and real time tracking to monitor account access to the product on the web, tablet, and mobile. As part of the online product “Option Portfolio Pro”, NCM Financial provides a patented research and software subscription for individual users whom are required to pay a monthly fee.

Furthermore, without user based account access required, NCM Financial provides equity based research, Exchange Traded Funds Research, and Forex Research. The equity based research services on the web use third party media outlets to display advertising for independent research services. The stock research is provided for these sectors: Financial Stocks, Healthcare Stocks, Industrial Goods Stocks, Consumer Goods Stocks, Consumer Services Stocks, Energy Stocks, Technology Stocks, International Stocks, Emerging Markets, and Real Estate Stocks. Within each sector, NCM Financial provides individual breakdowns of each sector based on sub sectors. On the fundamental side, NCM Financial provides research for each sector based on dividends, valuation, market capitalization, and earnings. Monday thru Friday, over one hundred pages of research are computed daily and provided to anyone with access to NCM Financial.

Further, the Company provides continuous research for retail and professional investors to track market behavior, investment decisions, and leading market participants for the multi-trillion dollar derivative and equity markets. As part of the free research provided, NCM Financial provides Forex Research for over two hundred countries. The forex research is computed daily Monday thru Friday; which provides users with currency performance analysis and cross rates for global users. The research pages, which are accessible without a required subscription, contain advertisements which are served from a built in advertising server dedicated to NCM Financial.

NCM Financial's research provides stock market coverage with its’ option market research. The research covers percentage leaders, volume leaders, and yield leaders for long calls, long puts, short calls, and short puts. Each sector has extensive coverage which includes subsectors for each sector in the markets. In addition to the coverage of market leaders for each individual sector, the software gives you the ability to research each individual stock and create call spreads, put spreads, collars, straddles, strangles, covered calls, and covered puts with sentiment analysis and calculators.

Option Portfolio Pro, the brand name under which our software is marketed, gives users the ability to easily build individual positions for investments. In the option software, users have the ability to calculate individual positions within the option chains giving them a wide-ranging scope of information for profitability per position. Furthermore, Option Portfolio Pro builds, analyzes, and tracks positions for investors and traders on a portfolio basis. Option Portfolio Pro gives users the ability to build option portfolios with key statistical analytics and drag and drop features. Option Portfolio Pro's features give investors and traders the information and capacity needed for investment decisions on a daily basis.

NCM Financial's Option Portfolio Pro gives investors and traders the capacity to invest with market investment research and software expenses for less than the profit from one investment on a monthly basis. The software and research package includes the data feed and gives users the ability to use the service 24/7.

Industry and Market Data

Investors and Securities traders are increasingly becoming self-directed in their decision making. Our platform enables the effective execution, management and analytical measurement of tradable securities. Our software solution is complemented by resources, tools and expertise designed to help our customers collaborate, learn and get better results faster.

•	Enables Investors and Securities traders to better understand their trading and their portfolios. Our solution enables Investors and Securities traders to engage in a deeper more controlled investment environment by filtering and customizing research and measurement. Investors have the ability to analyze investment yield with equities and derivatives; which includes sector, equity, and option performance with price appreciation analytical measurements.

•	Streamlines the Investors and Securities traders’ world. Our solution enables Investors and Securities traders to manage more research and positions from a single platform. This combines and advances the capabilities of Investors and Securities traders, reducing complexity and costs. Our low cost platform provides over fifty sector and subsector research analytics for equities and derivatives. The software services provide daily research for the US equity and options markets to analyze sentiment behavior, momentum, open interest, volume, and market yields.

•	Increases efficiency and speed of execution. Our solution is designed to be intuitive and easy to use so that Investors and Securities traders can efficiently use its many features without requiring extensive training or specialized technical skills. The elements of our solution work together to simplify and automate repetitive tasks, so Investors and Securities traders can rapidly turn new trading ideas into revenue opportunities. Upon registering as a new client, users have instant access to the research and software tools providing immediate insight into potential investments in the markets.

•	Provides deep analytical insight. Our solution serves as the system of record Investors and Securities traders connects to other complementary enterprise data sources. Our analytics capabilities help our customers measure the effectiveness and the revenue generation impact of their trading activities. These measurements are processed as investors build a portfolio. With the patented option portfolio filtering capabilities, investors and traders can compute multiple positions in the markets simultaneously generating portfolio results for a user. Furthermore, providing investors with individual company analysis through calculators for call options and put options with individual company sentiment metrics.

•	Processes equity option contracts to evaluate market behavior. Our solution processes equity option contracts to provide investors with market performance metrics on a daily basis. The market research provides Investors and Securities traders with instant knowledge about the market performance, option contract performance, and investment opportunities for the US markets. Our solution compares each individual position in the market and provides users with the market leading opportunities for short term and long term yields.

•	Offering users mobile access through tablets and mobile phones. Our solution provides users with a low cost access to US option market research for consumers on mobile phones and tablet computers. Individuals can instantly access the research anywhere in the world for daily insights into the options market. Mobile research solutions provide investors with knowledge of the markets reducing the time needed to filter, compare, or search for market opportunities.

Mix and Timing of Sales

The sales mix consists of online web based sales for software subscriptions and advertising. Individually, each product is sold at separate price points. The eCompany provides an online end of day service based on a subscription pricing model which includes option research, option calculators, sentiment indicators, and option portfolio platforms utilizing patented technology licensed exclusively to NCM Financial. The information and software subscription services provided to mobile and tablet users allow individual access to the option research. The option research is processed and computed simultaneously for online users, mobile users, and tablet users. Tablet and mobile software subscription services are sold as one service at a different price point. The end of day services consisting of online, mobile, and tablet are currently available to the public. Our current user base consists of paying and non-paying subscribers. There are two subscription based models, one for online users and one for mobile and tablet users. For online usage, one individual who had been a free subscriber through a thirty day free trial now has been a member for five months. There are eleven other users who have access to software for various reasons (such as sales, product verification, product development, legal, or intellectual property). For mobile and table usage, one individual is a free subscriber through a thirty day free trial. On the mobile and tablet platform, there are six users, who have access to software for various reasons; (such as sales, product verification, product development, legal, or intellectual property).

NCM Financial is expanding its product mix to include a real time application and an investment management services product line. There are four non-paying users for the real time subscription based model who have access to the software for various reasons (such as sales, product verification, product development, legal, or intellectual property). As part of the expansion of the product mix, NCM Financial creates partnerships with service providers to generate software sales. As a result, partners and service providers are provided free access either through online, mobile, or table to verify services and provide information for NCM Financial and the third party to create a partnership. The real time application and investment management services are not currently available to the public. With the diversified product mix, each additional product within the product line will be structured at different price levels for the individual user. The timing and structure of sales can be sold at any time seven days a week twenty four hours a day. With NCM Financial’s online, mobile, and web based capabilities, users can access software services as needed ~~The sales mix consist of online web based sales for software subscriptions and advertising. Individually each product is sold at separate price points whether its online media sales, end of day subscription sales, or the end of day mobile subscription sales. NCM Financial is expanding its product mix to include a real time application and an investment management services product line. With the diversified product mix, each additional product within the product line will be structured at different price levels for the individual user. The timing and structure of sales can be sold at any time seven days a week twenty four hours a day. With NCM Financials online, mobile, and web based capabilities, users can access software services as needed.~~

In addition to the diversified product mix, NCM Financial owns additional domains that are being used for marketing purposes. Furthermore, the domain assets could be sold at anytime or used for expansion projects. NCM Financial could acquire more domain assets for the purpose of marketing, expansion, or asset holdings. Below is a listing of the current domain assets:

bondinvestorsoftware.com	investorsenergystocks.com	optionportfolios.org
buywriteetf.com	investorsfinancials.com	optionquotes.co.uk
buywriteetf.net	investorshealthcare.com	optionquotesonline.com
buywriteetf.org	investorsindustrialgoods.com	optionresearch.de
buywritefund.com	investorsinternationalstocks.com	optionresearch.net
buywritefund.net	investorsmarketcap.com	optionsandmoney.com
buywritefund.org	investorsrealestatemarkets.com	optionscalculator.co.uk
calloption.co	investorstechnologystocks.com	optionsinvestor.co.uk
coveredcalletf.com	journeedenegociation.com	optionsmarketresearch.co.uk
coveredcalletf.net	logicielsoption.com	optionsmarketresearch.com
coveredcalletf.org	ncmfinancial.co.uk	optionsmarketresearch.net
coveredcallfund.com	ncmfinancial.de	optionsmarketresearch.org
coveredcallfund.net	ncmfinancial.net	optionscreeners.com
coveredcallfund.org	ncmfinancial.org	optionsoftware.co
coveredcallfunds.com	ncmf.de	optionsoftware.de
coveredcallfunds.net	ncmf.co	optionsoftware.info
coveredcallfunds.org	negociationdoptions.com	optionsoftware.org
coveredcallscreener.com	ncmpe.com	optionsresearch.co.uk
coveredcallsoftware.com	ncmprivateequity.com	optionsresearch.de
decomerciodeacciones.com	onlineoptionsoftware.com	optionsresearch.info
deopcionessobreacciones.com	onlinetradingcalculator.com	optionsresearch.net
deoption.com	opcaodesoftware.com	optionsresearch.org
derivativemutualfund.com	opciondecomercio.com	optiontradingcalculator.com
derivativepremium.com	opciondesoftware.com	optiontradingresearch.com
derivativepro.com	operationssuractions.com	optiontradingresearch.co.uk
derivativeyield.com	optiehandel.com	optiontradingresearch.net
destockoptions.com	optiesoftware.com	optiontradingresearch.org
discounttown.net	optionbrokerslist.com	optionstradingresearch.co.uk
díadenegociacion.com	optionmarketonline.com	optionstradingresearch.net
elcomercioenlínea.com	optionmarketresearch.co.uk	optionstradingresearch.org
elmercadodeforex.com	optionmarketresearch.com	optionyield.com
equityderivativefund.com	optionmarketresearch.net	opzionediscambio.com
etfsoftware.com	optionmarketresearch.org	parkeddomainexchange.com
handelmitaktien.com	optionmarketwatch.com	phpoption.com
handelmitaktien.de	optionphp.com	portfoliopro.net
handelmitoptionen.com	optionenhandeln.com	portfoliopro.org
handelmitoptionen.de	optionenhandeln.de	putoption.co
handeloptionen.de	optionenstrategien.de	royaltyresearch.com
implied.de	optionenstrategien.com	stockoptionpremium.com
impliedvolatility.co.uk	optioninvestor.co.uk	stockoptionresearch.co.uk
investors-options.com	optionpics.com	stockoptionresearch.com
investorsalpha.com	optionportfolio.de	stockoptionresearch.de
investorscommodities.com	optionportfolio.net	stockoptionresearch.net
investorsconsumergoods.com	optionportfolio.info	stockoptionresearch.org
investorsconsumerservices.com	optionportfolio.co.uk	stockoptionsoftware.co
investorscurrency.com	optionportfolio.org	stockoptionsoftware.co.uk
investorsdividendstocks.com	optionportfoliopro.com	stockoptionsresearch.co.uk
investorsearnings.com	optionportfoliopro.net	stockoptionsresearch.de
investorsemergingmarkets.com	optionportfoliopro.org	stockoptionsresearch.net
investorsenergy.com	optionportfolios.com	stockoptionsresearch.org
investorstechnology.com	optionportfolios.net	stockoptionyield.com
stocktradingcalculator.com
tradethedifference.com

The Company’s Media Partnerships

For advertising revenue sources, NCM Financial creates media partnerships. NCM Financial is partnered with six media partners to sell advertising. These media partnerships include the following: Blinkx, IgnitionOne, Tradedoubler, Ebuzzing, Creafi Online Media, and D’arriens. As part of the partnerships, our media partners are partnered with larger technology and media companies to facilitate the execution of selling media on a real time basis. As a result, NCM Financial has the ability to sell media to advertisers from the following countries: UK – United Kingdom, CH –Switzerland, US – United States, CA – Canada, BE – Belgium, DE – Germany, FR – France, IT – Italy, RT – Russia, AU – Australia, AT – Austria, BR – Brazil, MX – Mexico, AR – Argentina, NZ – New Zealand, ZA – South Africa, and ES – Spain. NCM Financial is not in talks with any additional media partners at this time to sell advertising on NCM Financial. Utilizing the advertising technology built into NCM Financial, advertising sales can be sold directly to the market. As a result, NCM Financial can partner and is in open communication with additional advertisers directly. If the communication materializes into an agreement, then NCM Financial will include additional advertising partners. There are no expectations of when communication with advertisers will materialize into new partnerships. For material terms of the current media partnerships, review the revenues and exhibits section outlining in detail the terms of the partnerships. The Company expects to begin generating revenues in connection with these partnerships in our next quarter, but does not anticipate being able to sustain revenues without additional financing. Blinx

Blinx Background

Founded in 2004, Blinkx (LSE AIM: BLNX) is an internet media platform that connects digital consumers with advertisers through professionally generated content. Blinkx pioneered Internet video search using its patented Concept Recognition Engine (CORE) technology that leverages speech, text and image analysis to deeply understand the content and context of videos. This results in improved search relevancy for consumers and a brand safe environment for advertisers. With a rapidly growing index of millions of hours of searchable video derived from over 900 media partnerships, blinkx powers video search on leading online properties including Ask and AOL. Blinkx continues to develop innovative approaches to distribute and monetize digital video content across personal computers, smart phones, tablets and connected TV through partnerships with leading brands such as Samsung, Sony and Roku. Blinkx is headquartered in San Francisco, California with offices worldwide.

Agreement with Blinx

Pursuant to our agreement with Blinx, Blinkx will pay 50% of the Net Revenues (as defined below) of all advertising revenue generated from the content on a publisher's video widgets, if any, and deducting any applicable value added tax, sales, or other tax, recognized by blinkx and attributable to advertisements displayed in the widgets. Payments will be made Net 30 from collections of the Net Revenue. "Net Revenue" shall mean total advertising revenue recognized by Blinkx from the sale of advertisements less costs in connection with the sale and display of such advertising (including, without limitation, sales commissions, revenue share for content providers, ad serving costs, and other expenses and fees) and refunds, rebates, chargebacks, claw backs from advertisers, etc.

IgnitionOne

IgnitionaOne Background

IgnitionOne is a global leader in cloud-based digital marketing solutions providing world-class proprietary technology and expert services to improve digital marketing performance. IgnitionOne’s integrated Digital Marketing Suite (DMS) empowers marketers to centralize, manage and optimize digital media across search, display, social and mobile, and understand cross channel attribution while helping to optimize conversions on a marketer’s website through marketing automation. At the core of IgnitionOne’s solutions is the proprietary engagement scoring algorithm which determines the value of a user in order to deliver the right message, at the right time, at the right cost, to a marketer’s users on and off their website. IgnitionOne currently powers its revenue for some of the world’s leading online marketers, including General Motors, DIRECTV, Ann Taylor, Fiat and advertising agencies such as 360i, iProspect, GroupM and more.

Agreement with IgnitionOne

The Company’s payable revenue will be based off AdJugs's monetized impressions which can be found in the reporting area at www.adjug.com / www.adjug.de. Revenue is calculated on a calendar month basis and it’s preferable that invoices are submitted on a monthly basis with the description clearly stating the payment month.

Payment will only be made if the Company generates £50/€50 within one month (exclusive of value added tax). If the Company’s revenue under the agreement with IgnitionOne is less than this minimum amount, such revenue will be rolled over to the next month until the Company hits this threshold.

An invoice must be submitted within six (6) months for payment to be made and may not be backdated. Invoices for revenue earned from German websites in Euros will only be accepted in Euros.

Tradedoubler

Tradedoubler Background

Tradedoubler operates on the dynamic and rapidly growing market for internet marketing in Europe and is market leader in its niche in Europe. The aim of Tradedoubler is to grow at a faster rate than the market and to grow with profitability.

Tradedoubler’s affiliate marketing network helps a broad community of publishers, advertisers, agencies and developers to share connections and grow revenues, and we are unique in making our market-leading affiliate marketing technology available as an in-house solution to manage all aspects of performance marketing activity.

Agreement with Tradedoubler

The terms of TradeDoubler’s agreements with various publishers are published on TradeDoubler's website and shall apply at all times. Under the TradeDoubler agreement, the Company is in charge of "self-billing", which means that TradeDoubler will create the invoice on behalf of the Company. Value added tax (if applicable) is added to the remuneration shown on TradeDoubler's website.

Payment of accumulated remuneration to the Company are made monthly in arrears provided that the Company has generated valid traffic to the website and that TradeDoubler has received payment from each company NCM has registered.

Payment of remuneration will only be made if two months prior to the payment date the Company is due an amount of at least £30 and if TradeDoubler has received full payment for these transactions. An amount due of less than £30 will be accumulated to the next payment and will be included in the amount to be paid out at the next payment date, again provided that the minimum amount of at least £30 is due two months prior to that payment date. All payments are calculated upon the total traffic generated up to the end of two months prior to the month of payment. Accumulated amounts do not accrue any interest.

Nothing in this Agreement shall create or be deemed to create, a partnership or relationship of employer and employee between TradeDoubler and the Publisher.

The Company is responsible for the payment of all tax and national insurance payable on any payments made to him by TradeDoubler.

Ebuzzing

Ebuzzing Background

Ebuzzing has developed unique expertise in information retrieval, data mining, analytics, video distribution and social media.

Ebuzzing advertising solutions include Ebuzzing Social, Ebuzzing Media and Ebuzzing Impact. Ebuzing uses these assets to build the most engaging advertising experience possible, empowering our clients with useful insights throughout the communication process.

Additionally, to support this growth in online advertising, Ebuzzing produces white papers and research to educate the market on new video advertising standards and the trends which sustain it.

Ebuzzing Agreement

The Company provides space on its website (the “Advertising Space”) for Ebuzzing to market certain goods and services offered by customers/advertisers (“Advertisers”) and advertise such Advertiser goods and services through information and videos posted on, and retrievable from, the Company’s website. The agreement runs for successive annual terms and may be terminated upon thirty (30) days’ prior written notice by either party. Ebuzzing shall, as consideration for the use of the Advertising Space, pay the Company a commission (the “Commission”) as preliminarily set forth by Ebuzzing and communicated to Publisher upon Publisher’s registration on this Website, as such amount may change from time to time in Ebuzzing’s sole discretion upon notice to Publisher. Ebuzzing monitors and records all business transactions made on this Website (the “Tracking”), and at the end of each calendar month, Ebuzzing will send a pro-forma credit note to Publisher setting forth all the advertising campaigns (including videos) previously distributed, settled, and paid by Advertisers during the previous calendar month, (ii) the price per broadcasted video, and (iii) the total amount of the Commission; provided, however, that only the amount defined by Ebuzzing on such pro-forma credit notes (through the use of the Tracking) and actually paid by the Advertisers shall be utilized as a base for calculating the Commission. The Commission shall not include applicable local, state, and Federal taxes, which will be calculated as separate items and collected as required. Ebuzzing shall use commercially reasonable efforts to pay any Commission within thirty (30) days after the end of each applicable calendar month. The Company must claim all revenues within 12 months of receiving a notice from Ebuzzing. No request to invoice will be sent for a total amount inferior to 75 Dollars, exclusive of any tax.

Creafi Online Media

Creafi Online Media Background

Creafi Online Media provides high quality online media solutions to advertisers and publishers globally through its world class online technologies and expertise. Creafi Online Media deliver effective traffic with a phenomenal reach that consistently gives our clients a real promotional advantage in their chosen target markets. Creafi Online Media’s philosophy centers on achieving positive ROI for our advertisers, and the highest possible eCPM for our publishers, by closely matching publisher traffic profiles and advertiser target markets.

ROI or Return in Investment is a positive real return using real time bidding to purchase media to sell business products. As a facilitator of advertising, Creafi Online Media purchases advertising and seeks to create a positive return with product sales or sales of services versus the cost to create a sale of a product. As a result, NCM Financial sells advertising on a variable real time basis based on the user’s product and sales conversions or CPM rates.

Creafi Online Media Agreement

All payments made to the Company based on the Creafi Online Media Agreement will be based on Creafi-Online-Media.com ad server statistics. Creafi-Online-Media.com shall pay a percentage of revenue share after discounting for serving cost. The Company need to achieve certain ad server statistics in order to receive payment. Creafi Online Medai only accept invoices (and remit payments) with a minimum amount of $100.00 (USD) if preferred payment method is via PayPal, or $1,000.00 (USD) if payment method is via wire transfer. Lower amounts will be accumulated to the following calendar month. Stats and numbers are verified by various systems, no payments will be made to publishers if an alert is received from one of our systems related to suspicious traffic until the stats are checked and verified and no evidence is found to be fraudulent.

D’arriens

D’arriens Background

D’arriens is an independent digital marketing solutions company with expertise in the Latin American markets, founded and managed by professionals with more than 10 years of experience in the online industry. D’arriens regional experience offers solutions to advertising agencies seeking to plan and execute media plans with a local approach. D’arriens is based in Buenos Aires and has satellite offices in Brazil, Mexico and Chile.

D’arriens Agreement

The Company shall receive earnings based on the total revenue D’arriens S.A generates by running advertising campaigns for the Company using the Advertising Materials less "D’arriens S.A Earnings", and subject to the amounts spent by D’arriens. "D’arriens S.A Earnings" are calculated at the campaign level at the sole and absolute discretion of D’arriens S.A. D’arriens S.A evaluates each advertising campaign and makes relative earnings calculations based upon a number of factors including the type of campaign metric (e.g., CPM, CPC, CPA), the performance of the campaign, technology costs, and other factors relating to the campaign, the performance of Publisher's site(s) and D’arriens S.A Network as a whole. Social Media

NCM Financial will utilize social media as a form of communication to shareholders. NCM Financial will provide information about company releases of information on the following social media sites: LinkedIn, Twitter, YouTube, FaceBook, and Google+. NCM Financial will make public announcements through press release news wires. Following the release of the information from the company, NCM Financial will provide information on social media sites about the release. Furthermore, NCM Financial will provide information about special events, services, and opportunities through social media sites. The following links can be used to access information about NCM Financial.

•	LinkedIn: http://www.linkedin.com/in/ncmfinancial
•	Twitter: https://twitter.com/ncmfinancial
•	YouTube: http://www.youtube.com/ncmfinancial
•	FaceBook: https://www.facebook.com/ncmfinancial
•	Google+: https://plus.google.com/+Ncmfinancial

Agreements

Watkins Consulting Agreement

On September 9, 2012, the Company entered into three-month renewable Consulting Agreement with Llewellyn R. Watkins (“Watkins”). The agreement calls for the Watkins to provide, on a part-time basis, management consulting for the Company. These services include providing general consulting services relating to development of new business ventures, providing general advice on capital structuring, performing due diligence related to potential business arrangements, and providing introductions that may lead to additional capital investments.

For consideration of the above-referenced services, the Company agreed to issue to Watkins 5% equity, as nondilutional shares of the Company’s Common Stock, to be issued to the filing of this registration statement. Watkins shall receive 10% introduction fee of the gross funds received by the Company or handling fee for any investor introduced or an introduction that leads to an investment within the period of 2 years of the introduction.

Watkins will also be employed as the Company’s Investor Relations Director, will be paid $3,500 per month as salary for performing the Company’s public relations responsibilities upon the effectiveness of the Company’s Registration Statement and the Company begins its first month of trading its common stock.

Keystone Trading, Ltd. Consulting Agreement

The Company entered into a consulting agreement with Keystone Trading, Ltd. (”Keystone”). The agreement begins on September 6, 2013 runs through September 26, 2016.  Keystone will perform marketing and business development services for the Company. The Company issued 30,000,000 shares of stock to Keystone.

Iota Capital Corp. Consulting Agreement

The Company entered into a consulting agreement with IOTA Capital Corp. (“IOTA”). The agreement begins on September 6, 2013 runs through September 26, 2016. IOTA will perform marketing and business development services for the Company. The Company issued 26,950,000 shares of Common Stock to IOTA for the above services.

Web Service Subscription Agreement.

The Company entered into a Web Service subscription agreement with Xignite Inc. (“Provider”). The agreement begins on July 1, 2013 and runs through July 16, 2016. The agreement will allow the Company to access the Providers web server and selected data base. The Company agrees to pay the provider an annual fee of $18,000.00 plus recurring payment of $4,500.00.

Consulting Agreement – Development of Real Time Platform

On October 1, 2012 the Company entered into an agreement with an independent contractor to help develop the Real Time Platform for the Company’s Option Portfolio Pro Software. The agreement calls for a monthly payment of $1,000.00 and for a bonus payment upon completion of the project of $40,000. As of December 31, 2013 and 2012, an amount of $12,000 and $3,000 has been expensed in connection with monthly payments under the agreement, respectively.

Patent License Agreement

On October 1, 2012, the Company entered into a Patent License Agreement ("License Agreement”) with OptionTech, LLC (“Licensor”), a Texas limited liability company, as a platform for customizing a derivative portfolio trading strategy. Licensor granted the Company the exclusive, world-wide right and license to make, have made, use and sell licensed products for use in the financial research and trading industry. The Company may sublicense such right and license to the Company’s customers and to users of the Company and its customer's products; provided the Company remains responsible for payment of the royalty due.

The Company agreed to pay Licensor during the term of this License Agreement a royalty of One U.S. Dollar ($1.00) per month for each subscriber to which the Company has sold a Licensed Product (“Subscriber”). A Licensed Product will be considered sold or used when the Company has billed the Subscriber. Royalties paid on Licensed Products, which are not accepted or are returned by the purchaser within sixty (60) days of delivery, shall be credited to the Company.

The Company’s obligation to pay royalties shall cease upon the earlier of (i) the expiration of the Patents or (ii) the termination of this Agreement. The Patents shall be deemed to have expired upon the judgment of invalidity or unpatentability by a court or administrative agency of competent jurisdiction from which no appeal is taken or can be taken.

The Company will be deemed to be in default hereunder if (i) the Company fails to pay any sum due and payable within thirty (30) days after notice from Licensor that the same has become due and payable, (ii) the Company breaches any material covenant made by it hereunder and fails to remedy such breach within thirty (30) days after notice thereof from Licensor, or (iii) the Company fails to render an accounting statement and payment for all royalties due within one hundred twenty (120) days of the end of each calendar year (which failure is not cured within thirty (30) days after notice of such failure from Licensor). In the event of the Company’s default hereunder, Licensor may terminate this License Agreement by giving the Company written notice of termination.

Intellectual Property

NCM Financial, the NCM Financial logo, and other trademarks or service marks of NCM Financial appearing in this prospectus are the property of NCM Financial. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

Revenue Model

The revenue model for NCM Financial consists of three main components. The three components of the revenue model are: software sales for the end of day platform, the mobile platform, and the real time platform; advertising sales generated from global advertisers using various approaches and techniques to reach the consumer; and management fees for asset management.

Software sales are subscription based sales with reoccurring revenue streams. The low cost end of day platform is built for global users to be accessible and affordable when converting to the US Dollar. Furthermore, NCM Financial has created an end of day mobile platform which provides an additional reoccurring revenue stream. The real time platform is more sophisticated and will cost more to the end user providing a larger stream of reoccurring revenue for the company. As part of the revenue model for the reoccurring revenue subscriptions, NCM Financial is partnering with affiliates around the globe to create jobs and residual payments for software sales based on reoccurring monthly sales.

Advertising sales are based on CPM and CPA rates on the site. NCM Financial looks to partner with businesses that seek to advertise products or services around the globe creating targeted advertising solutions for advertisers. NCM Financial provides geo location based targeting with niche requirements for advertisers. NCM Financial utilizes advertising based technologies providing advertisers the ability to purchase advertisements on a real time basis to reach the consumer at optimal times. Dependent upon the demand of the advertiser, the revenue from the advertisements will fluctuate and be based on cost per action values or cost per impression metrics.

Cost Per Action (CPA) Value: The Cost Per Action value may be generated from multiple sources and in multiple forms. The equation factoring into Cost Per Action may be generated from purchasing advertising on a CPM value converted into a Cost Per Action value.

CPM Rate: A CPM rate is the cost per thousand or a thousand people who view an advertisement. What rate does an advertiser pay for one thousand views? Each advertiser has a different level of exposure, whether it is geo targeted globally, nationally, or within a certain city in a certain country.

Management fees will be based on the assets under management. As assets under management increase, the amount of revenue will increase. The assets under management will be calculated on a daily basis. After deducting fees and expenses, the net profit will be an additional revenue stream for NCM Financial. Furthermore, NCM Financial will be utilizing treasury services; which will provide an additional revenue stream as part of the asset management and treasury based services.

Our Growth Strategy

The Company intends to build the marketing of NCM Financial’s products and services. As of the date of this offering, we do not currently have a formal strategy in place on how such marketing and growth will be accomplished. WE intend to develop a marketing strategy to reach investors around the world and to use the Internet to provide our proprietary low cost investment research and software services to support individuals seeking to make informed decisions in this global investment market.

Distribution Contract with Click Bank

Currently, the Company has a distribution contract with Click Bank for its affiliates to distribute Option Portfolio Pro globally. Founded in 1998, ClickBank is a secure online retail outlet for more than 50,000 digital products and 100,000 active affiliate marketers.

ClickBank processes over 30,000 digital transactions a day worldwide. It serves more than 200 countries, and are consistently ranked as one of the most highly-trafficked sites on the web.

Risks Affecting the Company

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

There are three main risks to NCM Financial based upon the business model and execution. The three main risks to NCM Financial are cost to reach a customer, the economic cycle determining the value of the equity markets, and advertising rates on the World Wide Web. In addition to the risks, there are ways to mitigate the risks through management decisions to adapt to changing conditions during the economic cycle.

NCM Financial is pursuing the distribution of online software and research through multiple media outlets. NCM Financial will use multiple sources of media including national television, regional and national radio, print, and online strategic traffic acquisition to reach customers. The risk to NCM Financial is the cost to reach the customer. There are multiple forms of advertising that currently cost and reach different niche audiences. However, collectively, the use of multiple media sources to reach the consumer is the most effective means of communication for advertising NCM Financial. As a result, the cost to build a user base who continues to pay a small monthly fee may exceed the cost of a one month or two month period. However, NCM Financial will look to retain monthly users reducing the burn rate of users who no longer wish to subscribe to ncmfinancial.com. Therefore, there will be initial upfront costs to create media spots to run through multiple channels ultimately leading to a burn rate and cost per sale rate through multiple channels.

Advertising rates on the World Wide Web fluctuate over periods of time through peaks and troughs of the economic cycle. Therefore, the value of impressions or visitors and the demand for online advertising fluctuates from quarter to quarter and through recessions and expansions. The technology field changes very rapidly and media companies will acquire each other or go out of business entirely as the competition in the field evolves. Therefore, media partnerships change frequently which can alter the level of revenues on a monthly basis received from media outlets. As a result, new media partnerships and media management is needed to adapt to economic changes, business partnerships, and the fluctuations of the economic cycle.

NCM Financial will hold assets in interest producing assets which will fluctuate on a monthly, quarterly, and annual basis. These asset levels will depend on the overall risk of the markets, which is equivalent to holding the risk of the S&P 500. At times, the assets held by NCM Financial may exceed the beta risk of 1.0 in comparison to the S&P500. And at times, the assets held by NCM Financial will be ½ to ¾ the risk of the overall market. NCM Financial will hold assets that have the risk of the equity markets which pay a distribution to the company. As a result, the portfolio will continue to pay interest, but the value of the portfolio will fluctuate on a daily, monthly, and annual basis. These distributions to NCM Financial will increase its abilities to create media partnerships, build a user base, and pay operating expenses while building the business. During periods of time, the assets held by NCM Financial will be exposed to the risk of the overall market which at times may exceed the risk of the S&P 500.

NCM Financial has three main risks to the company in terms of its abilities to generate revenues and increase its business. NCM Financial has a diversified revenue stream to mitigate these risks; therefore the level of revenues for NCM Financial will fluctuate through peaks and troughs, but over periods of time will be reduced from a diversified revenue stream. Initially, there are upfront costs to create media projects to reach the consumer. In the future, the market will change, competition will change for services, and NCM Financial will have additional cost for research and development projects to adapt to the changing markets. In anticipation of the competition changing, NCM Financial has positioned itself as a low cost carrier of software and research services to adapt to the changes of the competitive marketplace.

Competition

The financial services, business software and services, and technology competitors provide multiple solutions for a variation of problems; which creates a fragmented market for services that are provided by various types of service providers. In the financial management and technology space, there is not a single solution or a single dominant competitor. There are multiple solutions with small, medium, and large competitors in the field of business services.

In the financial services market, there are multiple types of competitors in the market with different characteristics in execution, management styles, and asset classes. The following are examples of businesses which provide different solutions: Mutual Funds, Closed End Funds, Exchange Traded Funds, Equity Research, Individual Financial Planners, Newsletters, Stock Picking Services, Option Picking Services, Financial Radio Broadcasts, Financial TV broadcasts, Data Software Providers, Investment Managers, and Hedge Fund Managers. In the financial services space, competitors can be allies as well to provide a solution to a client. Therefore, services compliment other service providers to make available the appropriate solution to the end user.

In the technology market, there are multiple competitors as well. Competitors in the technology space provide information solutions, trade execution solutions, and software solutions. There are direct and indirect software solution providers that compete in the space. The direct competitors provide software solutions which specialize in the equity options markets and there are indirect competitors whom provide software solutions for bonds, hedge funds, or the mutual fund space. Furthermore, direct competitors are competing utilizing cloud based services and indirect competitors whom require the user to download software to access the service. There are variations of technology competitors whom provide solutions to a multitude of problems to the end user.

NCM Financial has similarities and distinct differences to multiple competitors. In the financial area, NCM Financial has the ability to analyze and partner with competitors to provide solutions to the end user; which creates a distinct advantage and benefit to the end user. NCM Financial is independent in nature, which gives NCM Financial the ability to benefit from multiple service providers in the financial space and provides technology solutions to users globally. Our direct competition provides newsletters, web based services, and software services based on a variation of reasons for the predicted output of investments. As compared to NCM Financial, the software and services track money flow and quantitative analysis to provide investment research and software services globally. NCM Financial is creating a niche in the investment community based on quantitative analysis combined with qualitative factors to provide market analysis for the equities and options markets.

Our Competitive Strengths

Our key competitive strengths include:

•	Ease of use. Our solution is designed to enable users to rapidly adopt and use our platform to manage their trading activities, from the simple to the most sophisticated portfolios, and to do so with little or no need for technical skills or IT support. Customer support is available for subscribers for any questions.

•	Powerful capabilities. Our solution is designed to give users global access through web, phone, and tablet computers to increasingly powerful features when they need them, and offers significant headroom in the portfolios they can create as well as the analytic questions they can answer.

•	Complete platform. We offer a suite of applications that are tightly integrated and deliver a broad range of capabilities that would otherwise require the purchase and use of multiple disparate point solutions. Investors and traders have the ability to build portfolios, analyze individual companies, and access research under a single subscription.

•	Thought leadership. We strive to be a thought leader in our industry, identifying and interpreting emerging trends in securities markets and trading. Our research provides a comparison of trading activity and money flows in the equity derivatives markets. This gives users the ability to identify market movements through advancers and decliners, compare sector market sentiment, and invest in companies with option yields on a short term and long term timeframe.

•	Independence. We are an independent financial software company exclusively focused on providing innovative technologies, solutions and content for the modern Investor and Securities trader. Our independence enables us to continue to innovate and deliver advanced, differentiated solutions, and to work with partners, providing us a competitive advantage in the industry.

Employees

As of ~~December 10, 2013~~May 22, 2014 the Company has 1 employee, Michael Noel, our Chief Executive Officer. NCM Financial partners with niche service providers globally to provide services to the Company. In addition, the NCM Financial creates media partnerships with niche service providers globally for services to the Company. The global partnerships provide NCM Financial the ability to expand globally, hire service providers locally, hire service providers nationally, hire services providers internationally, and create opportunities for NCM Financial. NCM Financial provides niche service providers the ability to work part time meanwhile having the ability to work with other companies as well. As a result, contributors of niche services to NCM Financial are located around the globe working on multiple time zones. Service providers seek different levels of contributions and the partnerships reflect the different levels of contributions and the desired time commitments from each service provider. This creates job opportunities for service providers meanwhile providing the services needed for NCM Financial to grow operationally, fundamentally, and create material contributions to NCM Financial. For more information on our service providers, please see page 24 discussion on the “Company’s Media Partnerships” and other “Agreements”.

Factors Affecting Performance

Factors affecting the performance of operations include capital raising, time for software development, time to hire qualified workers, media costs, economic environment, and currency risk. In order to operate NCM Financial needs to raise additional capital. Upon a full capital raise, NCM Financial needs to continue to develop software and hire additional workers to complete projects. Hiring skilled workers can take time with respects to hiring the correct skill sets needed to complete each task. Upon, raising capital and hiring workers, NCM Financial needs create media creative pieces for TV, print, online, and for radio. Hiring the correct marketing personnel to drive sales in each market will be key to performance. NCM Financial intends to hire multiple media consultants and media professionals to develop the marketing in multiple locations. Following the software development and capital raising, there are factors to affecting performance and execution.

Factors affecting the performance of operations include server down time and a potential stoppage in operations, the currency performance of global currencies for media sales around the globe, the borrowing cost for NCM Financial, and the time for governmental regulatory approval of expansion projects. NCM Financial contains backups of the software code; however there are times where a power outage or a hacking incident can occur, which causes NCM Financial to change out hardware to fix the issue. If these incidents occur, there is a potential for a short-term down time; which can cause a risk to sales of subscriptions and advertisements while the site is inoperable. NCM Financial intends to sale advertisements to individuals and corporations in other countries, and the fluctuation of the US Dollar can create a variable outcome in the actual amount of Dollars generated in sales. NCM Financial will seek the strongest currency conversion and manage currency risk when the benefits outweigh the total cost of the currency transaction. Furthermore, NCM Financial uses leverage for continuing operations and the cost to borrow will be determined by the banks. The rate of interest can add to the cost of operations, which in affect can reduce earnings. Expansion capital provides an opportunity to create projects and some projects created by NCM Financial will need regulatory approval. Regulatory approval can take time to complete prior to launching a new product. The regulatory approval adds time and costs to the development of the projects, but is necessary to complete. These factors are risks to NCM Financial and its operations, which can affect NCM Financial negatively.

Plan of Operation

Invest in Expansion and Further Penetration of Our Customer Base

In addition to the build and launch of the real time platform for US markets, NCM Financial will seek to expand globally with a globally translated platform for international markets. The globally translated platform will give NCM Financial the ability to reach a diversified consumer base. The global translations provide non-English speaking consumers and investors access to the information services provided by NCM Financial. Furthermore, additional markets may be available to consumers on other continents; Africa, South America, Asia, Australia, and Europe. In order to provide investors in North America and other investors around the globe research services for global markets, additional capital will need to be raised.

Upon a successful capital raise, NCM Financial will seek to provide an exchange traded product for investors around the globe. The exchange traded fund would be managed by portfolio managers at NCM Financial and provide investors a product base that is an active management product in an exchange traded fund product line. Portfolio managers at NCM Financial would serve as the intellectual property behind the strategies and investment decisions. NCM Financial would serve as a sponsor or a sub-advisor for the fund or funds. As a sponsor to the fund company, NCM Financial is not required to register as a Registered Investment Advisor. As a sub-advisor, NCM Financial is required to register as a Registered Investment Advisor. Upon a successful partnership, the requirement to register as a Registered Investment Advisor will be determined by the terms of the partnership. This expansion into investment management services provides investors with a passive investment opportunity with an active management strategy. The exchange traded product would provide investors around the globe access to markets with multi strategy techniques. NCM Financial’s customer base would have access to a full suite of products. The users could use the end of day web based product, a mobile based product, a tablet based product, a real time platform, and a multi-strategy exchange traded fund. Providing a diversified base of products for investors supports investors with the level of information; which is needed for each investor to make informed decisions for his or her portfolio. ~~Upon a successful capital raise, NCM Financial will seek to provide an exchange traded product for investors around the globe. The exchange traded fund would be managed by portfolio managers at NCM Financial and provide investors a product base that is an active management product in an exchange traded fund product line. This expansion into investment management services provides investors with a passive investment opportunity with an active management strategy. The exchange traded product would provide investors around the globe access to markets with multi strategy techniques. NCM Financial’s customer base would have access to a full suite of products. The users could use the end of day web based product, a mobile based product, a real time platform, and a multi-strategy exchange traded fund. Providing a diversified base of products for investors supports investors with the level of information; which is needed for each investor to make informed decisions for his or her portfolio.~~

Invest in Infrastructure

NCM Financial is building a global real time tick by tick research platform in addition to its end of day platform and its mobile platform. In order for NCM Financial to support the website traffic and have the necessary power to compute the research on a real time basis, NCM Financial will be using multiple servers located across the United States. Building out this infrastructure will consist of multiple partners and renting multiple servers across the United States. As the Company grows, NCM Financial may need to rent servers in multiple countries for global expansion. The costs for renting the servers may increase with the real time platform. Furthermore, NCM Financial will be using voice over internet protocol lines, land lines, and cellular devises for communications. Initially, to set up the office with computers and electronics, NCM Financial intends to purchase high powered desktop computers, laptop computers, and the necessary software to develop the real time platform. NCM Financial intends to purchase office furniture, office electronics, and have additional set-up costs. If an opportunity arises to purchase an office at a discount with a location for customers and business partners to visit as the company expands, then NCM Financial will pursue a total package office environment.

In order to maintain website speeds as traffic increases, NCM Financial will need to add more servers to support the load. This increase can be changed as needed through the cloud infrastructure that NCM Financial is utilizing currently. NCM Financial does not know the exact timing of this occurring, but as it occurs, NCM Financial will be prepared to adjust as needed. Currently, prices are fluctuating, but NCM Financial will use the fastest possible modem for needed access to the server. In order to change out the data daily, a high speed modem is needed. In addition, data expenses will be done on a contract basis. As NCM Financial grows, data expenses will increase with new features. The data expense for a real time platform will increase and the cost of using a real time platform will increase as well. Upon success of a capital raise, capital will be used to build out the necessary infrastructure for NCM Financial and the real time platform; which calculates hundreds of millions of calculations providing real time research and tracking of the equity derivative markets.

DESCRIPTION OF PROPERTY

Our principal executive offices are located at Rosewood Court 2101 Cedar Springs Road, Suite 1050 Dallas, TX 75201, and our telephone number is 1-800-686-3259. Our website is www.ncmfinancial.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. We lease our office space pursuant to a service agreement for $245 per month.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

DESCRIPTION OF SECURITIES

Stock Certificates: Each stockholder shall be entitled to a certificate representing the number of shares of the capital stock of the Corporation owned by such person in such form as shall, in conformity to law, be prescribed from time to time by the Board of Directors. Each certificate shall be signed by the president or vice-president and treasurer or assistant treasurer or such other officers designated by the Board of Directors from time to time as permitted by law, shall bear the seal of the Corporation, and shall express on its face its number, date of issue, class, the number of shares for which, and the name of the person to whom, it is issued. The corporate seal and any or all of the signatures of Corporation's officers may be facsimile if the stock certificate is manually countersigned by an authorized person on behalf of a transfer agent or registrar other than the Corporation or its employee.

Authorized Capital Stock

We are authorized to issue 2,500,000,000 shares of common stock, $0.01 par value and no shares of preferred stock.

Common Stock

As of ~~December 10, 2013~~May 22, 2014 there were 416,950,000 shares of our common stock issued and outstanding.

The holders of our common stock:

·	Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if, declared by our Board of Directors;

·	Are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution, or winding up of our affairs;

·	Do not have preemptive, subscription or conversion rights, or redemption;

·	Are entitled to one vote per share on all matters submitted to our stockholders for a vote at any meeting of stockholders; and

·	A majority of voting shares represented at a meeting and entitled to vote shall be necessary for the adoption of a motion or for the determination of all questions and business which shall come before the meeting.

Each share of common stock shall have one (1) vote per share for all purpose. Our common stock does not provide a preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our common stock holders are not entitled to cumulative voting for election of Board of Directors. The rights of your common stockholders may not be materially limited or qualified by the rights of any other authorized class of securities

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the issued and outstanding shares of that common stock, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares of that common stock will not be able to elect any of our directors.

Dividends

As of the date of this prospectus, we have not paid any cash dividends to our stockholders.  The declaration of any future cash dividend will be at the discretion of our Board of Directors and depend upon our earnings, if any, our capital requirements and financial situation, general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but, rather, to reinvest earnings, if any, in our business operations.

Warrants

There are no outstanding warrants to purchase our securities.

Options

There are no outstanding options to purchase our securities.

Anti-Takeover Effects of Provisions of Texas State Law

We are a Texas corporation and are subject to the provisions of Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code (the “TBOC”). That law provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an affiliated shareholder, unless:

●	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

●	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

An “affiliated shareholder” is generally defined as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of the corporation’s outstanding voting shares. The TBOC defines “business combination” generally as including:

1)	any merger, share exchange or conversion involving us and the affiliated shareholder;

2)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition involving an affiliated shareholder:

a.	having an aggregate value equal to 10% or more of the market value of our assets,

b.	having an aggregate value equal to 10% or more of the market value of our outstanding voting shares, or

c.	representing 10% or more of our earning power or net income;

3)	issuances or transfers of securities by us to an affiliated shareholder, subject to limited exceptions;

4)	the adoption of plans or agreements relating to our liquidation or dissolution involving an affiliated shareholder;

5)	reclassifications, recapitalizations, distributions or other transactions that have the effect of increasing an affiliated shareholder’s percentage ownership of our outstanding voting shares; or

6)	the receipt by an affiliated shareholder of a loan, advance, guarantee, pledge or other financial benefits provided by or through us other than proportionally as one of our shareholders.

Neither our certificate of formation nor our bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving our company, even if that event would be beneficial to our shareholders.

Transfer Agent

The transfer agent for our common stock is Pacific Stock Transfer. The transfer agent’s address is 4045 South Spencer Street Suite 403 Las Vegas, NV 89119.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is presently no public market for our shares of common stock. We anticipate applying for quoting of our common stock on the OTCBB upon the effectiveness of the registration statement of which this prospectus forms apart. However, we can provide no assurance that our shares of common stock will be quoted on the OTCBB or, if quoted, that a public market will materialize.

Holders of Capital Stock

As of the date of this registration statement, we had 7 holders of our common stock.

Rule 144 Shares

As of the date of this registration statement, we do not have any shares of our common stock that are currently available for sale to the public in accordance with the volume and trading limitations of Rule 144.

Stock Option Grants

We do not have a stock option plan in place and have not granted any stock options at this time.

SHARES ELIGIBLE FOR FUTURE SALE

As of ~~December 10, 2013~~May 22, 2014, we had 416,950,000 shares of common stock outstanding. The number of shares of our common stock to be outstanding after this offering is 500,000,000 shares of our common stock, assuming all of the shares allocated to raise capital are used.

All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act. The Company will be undertaking a reverse stock split, which may take effect prior to the closing of this offering.

The outstanding shares of our common stock not included in this prospectus will be available for sale in the public market as follows:

Public Float

Of our outstanding shares, as of ~~December 10, 2013~~May 22, 2014, approximately 360,000,000 shares are beneficially owned by executive officers, directors and affiliates. The approximately 56,950,000 remaining shares constitute our public float.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.”

Overview

Our mission is to help people with comprehensive research and understand data. Our software products put the power of data into the hands of everyday people, allowing a broad population of users to engage with their data, ask questions, solve problems and create value. Based on innovative core technologies originally developed, our products dramatically reduce the complexity, inflexibility and expense associated with traditional market intelligence applications. The Company provides access to investment research and data, and does not conduct issue analysis or reports to customers.

The sales mix consists of online web based sales for software subscriptions and advertising. Individually, each product is sold at separate price points. The eCompany provides an online end of day service based on a subscription pricing model which includes option research, option calculators, sentiment indicators, and option portfolio platforms utilizing patented technology licensed exclusively to NCM Financial. The information and software subscription services provided to mobile and tablet users allow individual access to the option research. The option research is processed and computed simultaneously for online users, mobile users, and tablet users. Tablet and mobile software subscription services are sold as one service at a different price point. The end of day services consisting of online, mobile, and tablet are currently available to the public. NCM Financial is expanding its product mix to include a real time application and an investment management services product line. The real time application and investment management services are not currently available to the public. With the diversified product mix, each additional product within the product line will be structured at different price levels for the individual user. The timing and structure of sales can be sold at any time seven days a week twenty four hours a day. With NCM Financial’s online, mobile, and web based capabilities, users can access software services as needed.

We have sought to rapidly improve the capabilities of our products over time and intend to continue to invest in product innovation and leadership.

The Company has generated nominal revenues from its business operations since 2009~~has not generated any revenues from its business operations since 2009~~. We intend to generate revenues primarily in the form of license fees and related maintenance and services fees. License revenues will reflect the revenues recognized from sales of licenses to new customer accounts and additional licenses to existing customer accounts. License fees include perpetual and term license fees.

Limited Operating History

We have generated no independent financial history and have not previously demonstrated that we will be able to expand our business. Our business is subject to risks inherent in growing an enterprise, including limited capital resources and possible rejection of our business model and/or sales methods.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.

Recent Accounting Pronouncements

There have been no accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2012 that are expected to have a material impact on the Company’s financial position, results of operations or cash flows. Accounting pronouncements that became effective during the year ended December 31, 2012 did not have a material impact on disclosures or on the Company’s financial position, results of operations or cash flows.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

Results of Operations

Comparison of the year ended December 31, 2013 and 2012

Revenues

The Company is in its initial stages of generating revenues from advertising contracts and subscriptions. As of December 31, 2013, revenues amounted to $29 as NCM Financial has signed and begun to initiate advertising partnerships with various companies. There was no revenue in the year ending December 31, 2012. Furthermore, the Company has completed the end of day web platform, mobile platform, and tablet platform for users. The ~~c~~Company expects to continue to generate revenues from the current contracts and relationships. Following the initial capital raise, the Company anticipates engaging marketing consultants and related services to drive product sales.

Advertising partnerships provide a global advertising base to allow the Company to access multiple countries. With the international partnerships, the Company intends to market products and services globally. Furthermore, the real time advertising solution provides the Company the ability to sell advertising locally and nationally based on geographical locations on a real time basis in the marketplace for advertisers to reach the financial niche. The advertising technology solution provides the ability to generate revenues and sell directly to customers as well as provide real time data to our advertising partners globally.

Operating Expenses

Our total operating expenses for the year ended December 31, 2013 and 2012 were $20,746,219 and $157,243, respectively. The majority of the 2013 operating expenses included non-cash stock compensation for consulting services expense of $20,487,500 issued in conjunction with our financing efforts. In 2013 our focus has been on developing the end of day platform, mobile platform, tablet platform, advertising solutions, real time platform, global translation, social media, and the preparation to successfully list as a public company. These expenses consisted of outsourced server hosting, annual domain maintenance, domain acquisition costs, legal costs, accounting costs, consulting services, and programming services provided to the company.

The increases in expenses are generated from the preparation to list as a public company, successfully recruit and sign service providers, and the continuation of the global development for investment research. The ability to expand was provided by expansion capital provided by banks, loans from service providers, and loans from current shareholders. In connection with these activities we incurred significant consulting, professional, legal, and general & administrative expenses. These operating expenses totaled $258,719, excluding the stock compensation expense comprised of $141,187 consulting expenses, $30,266 professional fees, $80,012 in legal fees, and $7,254 for general and administrative expenses. For the year ended December 31, 2012, our total operating expenses were $157,243 comprised of $42,351 consulting expenses, $59,550 professional fees, $48,931 in legal fees, and $6,411 for general and administrative expenses.

Net Income and Loss

Our net loss for the year ended December 31, 2013 was $20,752,795 as compared to $163,456 for the year ended December 31, 2012. The increase in net loss can be attributed to the completion of the consulting agreements and issuance of $20,487,500 in stock compensation and public company professional and advisor fees. The Company anticipates an increase in costs to the organization in a pursuit of solidifying the business platform and expanding globally.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. We have funded these activities primarily through debt and credit facility financing.

Our primary uses of cash have been used to finance operations. Liquidity has provided the company the ability to perform the following activities:

•	Hire Consultants
•	Build International Translation System
•	Acquire Domain Properties
•	Hire Legal Representatives
•	Hire Accountants and Auditors
•	Hire Programmers
•	Hire Designers
•	Develop Real Time Advertising Solution
•	Develop Mobile Platform
•	Develop End of Day Platform
•	Develop Real Time Platform
•	Develop Equity and ETF Research
•	Develop Forex Research

We are not aware of any known trends or any known demands, commitments or events that will result in our liquidity increasing or decreasing in any material way. We are not aware of any matters that would have an impact on future operations.

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in United States of America, which contemplates continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenue sufficient to cover operating costs and to allow it to continue as a going concern. The Company has sustained losses and negative cash flows from operations in recent years and expects these conditions to continue for the foreseeable future. At December 31, 2013 the Company had accumulated member’s deficit of $439,451. The ability of the Company to continue as a going concern is dependent on the Company raising sufficient capital to build and complete the real time tick by tick option portfolio platform and meet the requirements for a public listing on an exchange.

If NCM Financial does not raise any capital, NCM Financial will not be able to operate over the next six months. Without payment terms being provided from the service providers, NCM Financial’s operations would be reduced based on the cuts to the terms by the service providers. In order to conduct planned operations, third party service providers have provided favorable payment terms to selectively conduct planned operations. Without the payment terms provided by third party service providers, NCM Financial cannot conduct planned operations without a successful capital raise. Current usages of sources of funds for services include office, telephone, server, and debt service expenses. Service providers are providing data, labor, legal, accounting, financial, stock transfer services, software development, and daily operating activities. The minimum additional capital needed to operate and expand over the next twelve months is $1,000,000. If capital is not raised, the estimated deficiency is $1,000,000 to reach milestones outlined based on the quarter by quarter projections. Current operations are solely funded through payments made to~~by~~ service providers pursuant to their payment terms. NCM Financial will not have the ability to maintain operations or hire service providers without a successful capital raise. ~~If NCM Financial does not raise any capital, NCM Financial will not be able to operate over the next six months. Without payment terms being provided from the service providers, NCM Financial’s operations would be reduced based on the cuts to the terms by the service providers. The minimum additional capital needed to operate and expand over the next twelve months is $1,000,000. If capital is not raised, the estimated deficiency is $1,000,000 to reach milestones outlined based on the quarter by quarter projections. Current operations are solely dependent on payment terms provided by service providers. NCM Financial will not have the ability to maintain operations or hire service providers without a successful capital raise.~~

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitably operations. The accompanying financial statements do not include and adjustments that might be necessary if the Company is unable to continue as a going concern.

We have generated nominal revenues since 2009. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our available cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. Other than working capital, we presently have no other alternative source of working capital. We may not have sufficient working capital to fund the expansion of our operations and to provide working capital necessary for our ongoing operations and obligations. We will need to raise significant additional capital to fund our operating expenses, pay our obligations, and grow our company. Therefore our future operations will be dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, the trading price of our common stock and a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations.

We anticipate that depending on market conditions and our plan of operations, we may incur operating losses in the foreseeable future. Therefore, our auditors have raised substantial doubt about our ability to continue as a going concern.

Our liquidity may be negatively impacted by the significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly.

Our business plan within 12 months is outlined below:

NCM Financial intends to work with investment partners to launch Option Portfolio Pro. In addition, NCM Financial intends to work with investment partners to create a real time public market research platform for global investors. The intention of the platform is to be a single solution offering investors, traders, and financial professionals a real time platform on global investments around the world. Upon raising initial capital, NCM Financial intends to pay debts, expand operations, and grow revenues.

Quarter One Highlights

•	Continue Building the Real Time Platform
•	Sign Data and Marketing Contracts
•	Complete listing for the OTC Market
•	Close Cost Per Action Deals with Marketers
•	Raise Initial Capital
•	Hire Chief Marketing Officer

Quarter One Expense Analysis

In quarter one; NCM Financial intends to spend capital on computers, electronics, phone lines, business insurance, and office overhead to provide an office for operations. In addition, the Company intends to setup online support for customers, signing contracts for data feeds, moving to new servers, and preparing the software platform to be live for customers. In doing so, NCM Financial intends to prepare the necessary legal documents to complete the capital raise, file the necessary documentation for the Securities and Exchange Commission, and have a response prepared and filed for the intellectual property. Following the launch of the software platform, NCM Financial intends to provide exposure to NCMFinancial.com to the mass market through marketing and traffic acquisition. By the end of quarter one, NCM Financial looks to hire customer support and programmers to start working on the designs, layouts, and structure for the real time platform. As the Company starts to market to the mass market, NCM Financial intends to generate revenues in quarter two through advertising and subscription sales with Cost per Action contracts.

Quarter Two Highlights

•	Sign Cost Per Action Contracts
•	Mass Market ncmfinancial.com
•	Translate Site Into Multiple Languages
•	Place Media for Financial Readership
•	Create Media Storyboards for Production

Quarter Two Expense Analysis

In quarter two NCM Financial intends to sign multiple deals on a Cost Per Action basis to increase monthly subscription sales, free trials, and annual subscription sales. NCM Financial intends to maintain operations in quarter two as in quarter one, but increasing the exposure to subscription based sales deals to increase the monthly subscriber base. In addition, NCM Financial intends to work with translation based service providers to translate ncmfinancial.com into multiple languages for international sales. Translation for ncmfinancial.com is an ongoing process, but NCM Financial looks to complete the majority of the translation in quarter two. Additional translation services will be needed in future quarters to translate new material provided on ncmfinancial.com. In addition, NCM Financial intends to place media in a trade journal, newspapers, or magazine provided for financial readership. During quarter two, NCM Financial intends to hire a media team to create multiple creative spots for 30 second and 60 second spots for national advertising campaigns. The production of the 30 second and 60 second spots will be produced following the completion of the creative story boards in quarter three.

Quarter Two Revenue Analysis

Subscription: There are three scenarios for subscription based sales for quarter two. After signing Cost Per Action contracts, NCM Financial aims to achieve an increase in subscribers per month. These figures do not include churn rates or free trials that do not convert. These sales figures include closed sales and monthly reoccurring subscriptions.

Advertising: Advertising fluctuates on a monthly basis. There are seasonal periods where seasonal demand changes the value of the CPM value on the inventory. NCM Financial intends to grow advertising revenues exponentially to the growth in the subscriber base. Depending on the growth of the subscriber base and the CPM rate, advertising revenue rates change daily, weekly, monthly, and quarterly. NCM Financial intends to provide exposure to millions of visitors and investors around the globe.

Quarter Three Highlights

•	Produce 30 and 60 Second Spots
•	Increase Subscriber Base
•	Sign Real Time Data Feed
•	Setup Real Time Tick by Tick Data with Servers
•	Integrate Real Time Data into the Platform
•	Finish Building and Designing Real Time Platform

Quarter Three Expense Analysis

In quarter three, NCM Financial intends to hire a production company to produce the media creative spots and cut the segments and production into 30 second and 60 second spots. As with continued operations, NCM Financial intends to generate subscription based sales on a Cost Per Action basis. NCM Financial may need to purchase 10 gig switches for the servers and the cards for the servers to be able to communicate and process the data between each server. Depending on the needs of the real time data, NCM Financial intends to purchase or rent the necessary hardware to setup the real time tick by tick data feeds. There are setup fees in addition to reoccurring data exchange fees. These data feeds will be used for the real time platform for public companies. During quarter three, NCM Financial intends to continue to build the real time platform, complete media production, and continue with operations from quarter one and quarter two.

Quarter Three Revenue Analysis

Subscription: There are three scenarios for subscription based sales for quarter three. In quarter three, NCM Financial intends to increase the Cost Per Action contracts, and will aim to further increase subscribers per month. These figures do not include churn rates or free trials that do not convert. These sales figures include closed sales and monthly reoccurring subscriptions.

Advertising: Advertising fluctuates on a monthly basis. There are seasonal periods where seasonal demand changes the value of the CPM value on the inventory. NCM Financial intends to grow advertising revenues exponentially to the growth in the subscriber base. Depending on the growth of the subscriber base and the CPM rate, advertising revenue rates change daily, weekly, monthly, and quarterly.

Quarter Four Highlights

•	Increase Subscription Sales
•	Launch Real Time Platform
•	Launch National Media Campaign
•	Work with Global Media Partners for Advertising

Quarter Four Expense Analysis

NCM Financial intends to focus quarter four operations on increasing subscription sales and completing the real time platform. NCM Financial is looking to complete and launch the real time platform in year two quarter one or year two quarter two. Real time data and software production for the real time market solutions intend to be integrated into the real time public company platform following the completion of the real time platform for public companies. In quarter four, NCM Financial intends to complete funding schedules and funding needs with its investment partners to prepare for the launch of the real time platform for public companies. Following the completion of funding schedules, planning, and completed funding, NCM Financial intends to move forward with the development of the real time platform for company integration. As quarter four ends, NCM Financial and its investment partners intend to provide the road map and schedule for year two.

Quarter Four Revenue Analysis

Subscription: There are three scenarios for subscription based sales for quarter four. NCM Financial intends to continue to increase subscribers per month. These figures do not include churn rates or free trials that do not convert. These sales figures include closed sales and monthly reoccurring subscriptions. After quarter three, NCM Financial intends to provide churn rates, conversion rates, and the expected compounding subscriber base.

Advertising: Advertising fluctuates on a monthly basis. There are seasonal periods where seasonal demand changes the value of the CPM value on the inventory. NCM Financial intends to grow advertising revenues exponentially to the growth in the subscriber base. Depending on the growth of the subscriber base and the CPM rate, advertising revenue rates change daily, weekly, monthly, and quarterly. NCM Financial intends to exceed twenty million impressions on a monthly basis by quarter four.

Ratios and Rates for Operations

Customer Support Rates: Individuals may be hired for customer support jobs at the range of $10.00 to $13.00 per hour depending on the role of the customer support representative.

Cost Per Action Rates: Cost Per Action contracts can range between $3.00 to $20.00 per action based on the action taken by the user. Contracts will need to be signed and executed prior to establishing a fixed rate. Each contract may be different depending on the terms of the agreement. Some contracts may have setup fees and commitment fees. Some contracts could be short-term in nature and last for a weekend, while others may be monthly or annual. Multiple types of media may be partnered with including, newspapers, web marketers, television networks, magazines, or trade journals.

Cost Per Action Value: The Cost Per Action value may be generated from multiple sources and in multiple forms. The equation factoring into Cost Per Action may be generated from purchasing advertising on a CPM value converted into a Cost Per Action value.

CPM Rate: A CPM rate is the cost per thousand or a thousand people who view an advertisement. What rate does an advertiser pay for one thousand views? Each advertiser has a different level of exposure, whether it is geographically targeted globally, nationally, or within a certain city in a certain country.

Programming Rates: Programmers may be hired on an as needed basis. Some programmers may be hired for specialty features or on a short term basis while others may provide full time programming services.

Salaries: In house operations may provide salaries for employees or other financial compensation. Most operations are paid through existing business relationships and third party contracts provided by independent providers of business services. As business operations increase, salaries may not increase on an exponential basis. Expenses to third party service providers may increase on an exponential basis to business growth.

Media Rates: Media rates may fluctuate from quarter to quarter and opportunities for media placement may change with the market. NCM Financial may place media in trade journals, magazines, and newspapers in year one prior to launching the national advertising campaign in year two.

Advertising Rates: Advertising rates fluctuate on a quarter by quarter basis. The CPM rate NCM intends to achieve on mass market media is a $1.00 CPM rate. Specialty media may be sold at higher CPM rates, but the $1.00 CPM rate is used for modeling advertising revenues.

Language Translation: The fees for language translation vary depending upon which language is translated. Each language has a different cost per word and the costs are based on the amount of words that are translated.

Domain Fees and Acquisition: Domains have an annual registration fee. NCM Financial intends to pay annual registration fees to maintain ownership of its domains. One time domain fees are for strategic purchases of domain names for the purpose of marketing NCM Financial.

Real Time Data Fees: The real time tick by tick data feeds include onetime server setup costs and monthly reoccurring charges.

Server Hardware Equipment: The hardware needed may be purchased by NCM Financial or rented which would be provided by the service provider or the service provider may install 10 gig switches and cards for enhanced communication speeds for data processing.

Merchant Fees: The merchant fees may be paid on a sliding scale based on the amount of gross revenues. For the cost basis of the modeling, 2.9% on gross sales plus thirty cents on each transaction is factored into expenses. The cost can be reduced with an increase in gross sales.

Patent License Fees: The patent license fee issued to the patent owner OptionTech, LLC. The license fee issued on the basis of $1.00 per subscriber per month. The patent is issued by the United State Patent and Trade Organization.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Officers and Directors

The following table sets forth the name and age of officers and director as of ~~December 10, 2013~~May 22, 2014. Our executive officers are elected annually by our Board of Directors. Our executive officers hold their offices until they resign, are removed by the Board, or his successor is elected and qualified.

Name	Age	Position(s)
Michael A. Noel	~~34~~35	Chief Executive Officer and Chairman of the Board
Scott M. Noel	42	Director

Set forth below is a brief description of the background and business experience of our executive officer and director for the past five years.

Michael Noel ~~34~~35, Chief Executive Officer and Chairman of the Board of Directors

Michael Noel has served as our Chief Executive Officer since May 10, 2006 and as a member of our board of directors since May 10, 2006. Mr. Noel currently serves as the President of OptionTech, LLC since September 28, 2012. As Chief Executive Officer of NCM Financial, Michael Noel designs financial models for stock market investments, creates alternatives for investors, and seeks out new ways to invest in the markets. Michael Noel created, designed, and developed NCM Financial to create a method for balancing, calculating, and tracking derivative contracts to enhance investment returns. Furthermore, he received a United States patent for his work and has provided NCM Financial an exclusive license to use the intellectual property for Option Portfolio Pro.

Michael Noel received his undergraduate degree from Saint Edward's University's business school of Finance and a MBA in Corporate Finance. In addition to his rigorous school work at Saint Edward's University, he provided consulting work to private investors and created the investment models which led to the creation of NCM Financial. Areas of expertise include: financial analysis, economic forecasting, software development, investment planning, stock market analysis, option analysis, and corporate finance.

As a software developer, investor, and researcher, Michael Noel developed NCM Financial from a broad understanding of the markets; which includes researching the fundamentals to technical analysis, efficient market hypothesis, portfolio theory, and studying Elliott Wave Theory of the financial markets. Additional investment research covers price symmetry, candlestick charting, reversal patterns, continuation patterns, exhaustion patterns, and additional technical patterns in the markets. NCM Financial provides a technological solution to provide investment research information for price, technical, and behavioral analysis of the markets for investors to make informed investment decisions. ~~As Chief Executive Officer of NCM Financial, Michael Noel designs financial models for stock market investments, creates alternatives for investors, and seeks out new ways to invest in the markets. Michael Noel created, designed, and developed NCM Financial to create a method for balancing, calculating, and tracking derivative contracts to enhance investment returns. Furthermore, he received a United States patent for his work and has provided NCM Financial an exclusive license to use the intellectual property for Option Portfolio Pro.~~

~~Michael Noel received his undergraduate degree from Saint Edward's University's business school of Finance and a MBA in Corporate Finance. In addition to his rigorous school work at Saint Edward's University, he provided consulting work to private investors and created the investment models which led to the creation of NCM Financial. Areas of expertise include: financial analysis, economic forecasting, software development, investment planning, stock market analysis, option analysis, and corporate finance.~~

~~As a software developer, investor, and researcher, Michael Noel developed NCM Financial from a broad understanding of the markets; which includes researching the fundamentals to technical analysis, efficient market hypothesis, portfolio theory, and studying Elliott Wave Theory of the financial markets. Additional investment research covers price symmetry, candlestick charting, reversal patterns, continuation patterns, exhaustion patterns, and additional technical patterns in the markets. NCM Financial provides a technological solution to provide investment research information for price, technical, and behavioral analysis of the markets for investors to make informed investment decisions.~~

Scott M. Noel, 42, Member of the Board

Scott M. Noel has been a member of the Board since inception. Mr. Noel is the managing partner of the McCathern, PLLC’s San Antonio office, which he opened in May 2012, and offers expertise in commercial business and real estate transactions, litigation (from complex commercial cases to all forms of insurance litigation) and health care regulatory compliance. Scott is a member of the State Bar of Texas, San Antonio Bar Association, and the North San Antonio Chamber of Commerce, and was named a 2011 Rising Star and 2014 Super Lawyer by the esteemed Super Lawyers magazine.

In his more than 17 years of practice, Scott has represented businesses in various matters, including corporate formation and governance, regulatory compliance, mergers and acquisitions, labor and employment litigation and intellectual property with superior results. Prior to joining McCathern, PLLC, Scott was an attorney at Richie & Gueringer, PC from August 2006 to April 2012, a business and real estate law firm in San Antonio, Texas, where he focused on assisting start-up and established companies with their formation and ongoing business activities. Among others, these companies included construction, technology, manufacturing and health care. Scott also served as founder of Noel & Associates, PLLC, where he served his business clients operating as outside general counsel.~~Scott M. Noel has been a member of the Board since inception. Mr. Noel is the managing partner of the McCathern, PLLC’s San Antonio office, and offers expertise in commercial business and real estate transactions, litigation (from complex commercial cases to all forms of insurance litigation) and health care regulatory compliance. Scott is a member of the State Bar of Texas, San Antonio Bar Association, and the North San Antonio Chamber of Commerce, and was named a 2011 Rising Star by the esteemed Super Lawyers magazine.~~

~~In his more than 15 years of practice, Scott has represented businesses in various matters, including corporate formation and governance, regulatory compliance, mergers and acquisitions, labor and employment litigation and intellectual property with superior results. He has represented durable medical equipment providers in Medicare audits as well as publically traded long-term care pharmacies in CMS Medicaid Integrity Audits on a national basis.~~

~~Prior to joining the firm, Scott served as Partner at Richie & Gueringer, PC, a business and real estate law firm in San Antonio, Texas, where he focused on assisting start-up and established companies with their formation and ongoing business activities. Among others, these companies included construction, technology, manufacturing and health care. Scott also served as founder of Noel & Associates, PLLC, where he served his business clients operating as outside general counsel.~~

Scott received a B.B.A. in accounting from The University of Texas at Austin in 1993, and his J.D. from St. Mary’s University School of Law in 1996.~~. In addition to being admitted to the State Bar in 1996, Scott has also been admitted to practice before the U.S. District Court in the Western District of Texas, as well as before the U.S. District Court in the Northern District of Texas. Scott is also an Eagle Scout, certified mediator, and an honorary member of the Phi Delta Phi Honorary International Legal Fraternity. He strives to improve his clients’ “bottom-line” by providing effective and efficient solutions.~~

Term of Office

Our directors serve until their successor are elected and qualified.  Our officers are elected by the board of director to a term of one (1) year and serves until their successor is duly elected and qualified, or until they are removed from office.  The board of director has no nominating, auditing or compensation committees.

Family Relationships

Michael Noel, the CEO and Chairman of the Board, and Scott Noel, a Director of the Company, are siblings.

Board Committees

Our Board of Directors has no separate committees and our Board of Directors acts as the audit committee and the compensation committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

		Salary	Bonus			Non-Equity	Non-qualified		Total
Name and						Incentive	Deferred	All
Principal				Stock	Option	Plan	Comp.	Other
Position				Awards	Awards	Comp.	Earnings	Comp.
	Year	($)	($)	($)	($)	($)	($)	($)	($)
Michael Noel	2013	$114,000.00(1)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$114,000.00
CEO and Director	2012	$38,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$38,000.00
	2011	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Scott Noel	2013	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Director	2012	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
	2011	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

(1) $114,000 salary consists of: (i) $102,000 base salary and (ii) $12,000 received from monthly installments. Mr. Noel’s salary payments have been deferred subject to completion of a successful capital raise by the Company.

The summary compensation table consists of an accrued salary beginning on September 1, 2012.

Outstanding Equity Awards

There are no individual grants of stock options or equity grants to our executive officers or directors since the inception of the company.

Employment Agreements

We have an employment agreement with Michael Noel, our Chief Executive Officer

Employment Agreement with Michael Noel

On September 1, 2012, we entered into an employment agreement with Michael Noel, our Chief Executive Officer and Chairman of the Board of Directors (the “Noel Agreement”) The term of the Noel Agreement is three (3) years and, following the initial term, shall continue on a year-to-year basis thereafter unless terminated by either party with at least thirty (30) days written notice. Pursuant to the Noel Agreement, Mr. Noel will receive annual base compensation of $102,000 for the first two years of employment and $125,000 for the third year of employment. The Noel Agreement also provides for incentive awards, as well as a benefit package, including medical, disability, insurance, and expense reimbursement. As consideration for certain non-compete and non-solicitation provisions of the Noel Agreement, Mr. Noel shall also receive semi-monthly installments of $1,000. Collectively, Michael Noel receives $1,000 on a semi-monthly payment schedule. Upon a successful capital raise, Michael Noel will be paid in full both for his base salary and the semi-monthly installments for an annualized total amount of $114,000 for the first two years and $137,000 for the third year of employment. The Noel Agreement may be terminated by the Company for reasonable cause. Any disagreements between the Company and Mr. Noel regarding employment related matters where a claim is for money damages in excess of $25,000 shall be subject to dispute resolution provisions of the Noel Agreement.

Director Compensation

Compensation of the Chairman of the Board

Michael Noel, our Chairman of the Board, receives compensation pursuant to the Noel Agreement described above. In addition to his employment agreement, Mr. Noel is compensated as a director in the company. As chairman of the board, Mr. Noel shall be compensated at a rate of $300/hour. He shall also receive reimbursement for all pre-authorized travel and entertainment expenses incurred in the performance of duties as chairman of the board of directors.

Other Director Compensation

Our directors shall be compensated at a rate of $300/hour. They shall also receive reimbursement for all pre-authorized travel and entertainment expenses incurred in the performance of duties as member of the board of directors.

SECURITY OWNERSHIP AND BENEFICIAL OWNERSHIP OF MANAGEMENT

The following table sets forth certain information regarding our shares of common stock beneficially owned as of the date of this filing, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group.  A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or warrants or otherwise. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of the date of this prospectus.  For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of the Closing Date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.  The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Rosewood Court 2101 Cedar Springs Road, Suite 1050, Dallas, TX 75201.

	Amount and	Percentage
	Nature of	of Common
	Beneficial
Name and Address of Beneficial Owner	Ownership	Stock (1)
Executive Officers and Directors
Michael Noel	260,600,000	62.50%
Scott Noel	24,800,000	5.95%
Directors and executive officers as a group (2 Persons)	285,400,000	68.45%
Other 5% Holders:
Iota Capital Corp.	26,950,000	6.46%
KEYSTONE TRADING LTD.	30,000,000	7.20%
Llewellyn R. Watkins	25,000,000	6.00%
Martha Noel (2)	49,600,000	11.90%
Ron Noel (3)	49,600,000	11.90%

(1)	Based on 416,950,000 shares outstanding as of ~~April 15th~~May 22, 2014
(2)	Comprised of: (i) 24,800,000 shares of the Company’s common stock and (ii) beneficial ownership of 24,800,000 shares of the Company’s common stock held by Ron Noel.
(3)	Comprised of: (i) 24,800,000 shares of the Company’s common stock and (ii) beneficial ownership of 24,800,000 shares of the Company’s common stock held by Martha Noel.

There is no public trading market for our common stock.  There are no outstanding options or warrants to purchase, or securities convertible into, our common stock.  There are seven holders of record for our common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY, AND DIRECTOR INDEPENDENCE

Related Party Transactions

Loan Agreement with Michael Noel

On May 10, 2006, the Company entered into a Revolving Credit Note (the “Note”) with Michael Noel, the Company’s Chief Executive Officer and Director, in the amount of $50,000. The Note earns a 0.0% interest rate, and term of the Note automatically renews until the balance is paid or the Note is in default. As of December 31, 2013 and 2012, the Chief Executive Officer and Director advanced the Company $16,110 and $4,149 to fund Company operations under a Revolving Credit Note ("Note"). The Note is non-interest bearing, unsecured and due on demand. The term of the Note automatically renews until the balance is paid or the Note is in default. The outstanding balance owed on December 31, 2013 and 2012 was $23,541 and $7,431, respectively.

Agreement with Scott Noel

On September 27, 2012, the Company entered into an engagement agreement with Mr. Scott Noel for general corporate consulting services in exchange for a monthly retainer fee of $6,250.00 in consideration of the services to be rendered.

Lock-Up Agreements

On February 21, 2014, the Company entered into lock-up agreements (the “Lock-Up Agreements”) with Michael Noel, Scott Noel, Martha Noel, and Ronald Noel (each a “Holder” and, collectively, the “Holders”). Pursuant to the Lock-Up Agreements, the Holder agreed to refrain from disposing any of the shares held by the Holder, other than those shares being registered pursuant to our registration statement, of which this prospectus is a part, for a period of 180 days from the date that the registration statement is effective by the SEC.

Patent License Agreement

On October 1, 2012, the Company entered into the License Agreement with OptionTech, LLC (“Licensor”), a Texas limited liability company, as a platform for customizing a derivative portfolio trading strategy. Licensor granted the Company the exclusive, world-wide right and license to make, have made, use and sell licensed products for use in the financial research and trading industry. The Company may sublicense such right and license to the Company’s customers and to users of the Company and its customer's products; provided the Company remains responsible for payment of the royalty due.

The Company agreed to pay Licensor during the term of this License Agreement a royalty of One U.S. Dollar ($1.00) per month for each subscriber to which the Company has sold a Licensed Product (“Subscriber”). A Licensed Product will be considered sold or used when the Company has billed the Subscriber. Royalties paid on Licensed Products, which are not accepted or are returned by the purchaser within sixty (60) days of delivery, shall be credited to the Company.

The Company’s obligation to pay royalties shall cease upon the earlier of (i) the expiration of the Patents or (ii) the termination of this Agreement. The Patents shall be deemed to have expired upon the judgment of invalidity or unpatentability by a court or administrative agency of competent jurisdiction from which no appeal is taken or can be taken.

The Company will be deemed to be in default hereunder if (i) the Company fails to pay any sum due and payable within thirty (30) days after notice from Licensor that the same has become due and payable, (ii) the Company breaches any material covenant made by it hereunder and fails to remedy such breach within thirty (30) days after notice thereof from Licensor, or (iii) the Company fails to render an accounting statement and payment for all royalties due within one hundred twenty (120) days of the end of each calendar year (which failure is not cured within thirty (30) days after notice of such failure from Licensor). In the event of the Company’s default hereunder, Licensor may terminate this License Agreement by giving the Company written notice of termination.

Director Independence

Our Board of Directors consists of two (2) non-independent directors. Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the Company;

•	the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the Company;

•	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
•	been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

INTERESTES OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Szaferman, Lakind, Blumstein & Blader, PC located at 101 Grovers Mill Road, Second Floor, Lawrenceville, NJ 08648, will pass on the validity of the common stock being offered pursuant to this registration statement. The financial statements for the fiscal years ended December 31, 2013 and 2012 included in this prospectus and the registration statement have been audited by KLJ & Associates, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, DC 20549-6010, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

NCM FINANCIAL, INC.

FINANCIAL STATEMENTS

Including Independent Accountants’ Audit Report

For the Fiscal Years Ended

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of NCM Financial, Inc.

We have audited the accompanying balance sheets of NCM Financial, Inc. as of December 31, 2013 and 2012, and the related statements of operations, Stockholders equity (deficit) and members’ equity, and cash flows for each of the years in the two year period ended December 31, 2013. NCM Financial, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NCM Financial, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, The Company has suffered net losses and has had negative cash flows from operating activities during the year ended December 31, 2013.These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

KLJ & Associates, LLP
Schaumburg, Illinois
April 17, 2014

NCM FINANCIAL, INC.
BALANCE SHEETS

	December 31, 2013	December 31, 2012
ASSETS
Current Assets
Cash	$1,513	$207
Accounts Receivable	10	-
TOTAL CURRENT ASSETS	$1,523	$207

TOTAL ASSETS	$1,523	$207

LIABILITIES AND MEMBER’S EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$171,016	$69,767
Accrued Salaries - Related Parties	152,000	38,000
Current portion of long-term debt, including accrued interest	878	843
Lines of credit	87,129	51,030

TOTAL CURRENT LIABILITIES	411,023	159,640

LONG-TERM LIABILITIES
Notes payable – related-party	23,541	7,431
Notes payable – long-term	6,410	7,292

TOTAL LIABILITIES	440,974	174,363

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT) MEMBERS’ (DEFICIT)

Common stock $.01 par value 2,500,000,000 and 0 authorized, 416,950,000 (Post Split) and 0 issued, and outstanding as of December 31, 2013 and 2012, respectively	-	-

	4,169,500	-
Additional Paid in Capital	33,068,000
STOCKHOLDERS EQUITY (DEFICIT)	-37,676,951	-
MEMBER’S (DEFICIT)	-	-174,156
TOTAL STOCKHOLDER'S EQUITY(DEFICIT) MEMBERS’ (DEFICIT)
	-439,451	-174156

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT) (MEMBER’S (DEFICIT)
	$1,523	$207

The accompanying notes are an integral part of these financial statements.

NCM FINANCIAL, INC. STATEMENTS OF OPERATION
	Year ended December 31,
	2013	2012

REVENUES	$29	$-

OPERATING EXPENSES
Consulting expense	141,187	42,351
Stock based Compensation	20,487,500	-
General and Administrative
Professional fees	30,266	59,550
Legal fees	80,012	48,931
Other expense	7,254	6,411

TOTAL OPERATING EXPENSES	20,746,219	157,243

NET LOSS FROM OPERATIONS	(20,746,190)	(157,243)

OTHER INCOME (EXPENSE)
Interest expense	(6,605)	(6,213)

TOTAL OTHER INCOME (EXPENSE)	(6,605)	(6,213)

NET LOSS	$(20,752,795)	$(163,456)

NET LOSS AVAILABLE PER COMMON SHAREHOLDER	$(20,752,795)	$(163,456)

NET LOSS PER COMMON SHARES	$(0.06)	$(0.00)

WEIGHTED AVERAGE SHARES
Basic and diluted	356,066,667	335,000,000

The accompanying notes are an integral part of these financial statements.

NCM FINANCIAL, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) MEMBERS (DEFICIT)
December 31, 2013

	Common Stock		Additional Paid in Capital		Members’ Deficit		Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit) Members (Deficit)
	Shares Amount

Balance, December 31, 2011	-	$-			$-10,700		$-	$-10,700

Net Loss	-	-			-163,456		-	-163,456

Balance, December 31, 2012	-	-			-174,156		-	-174,156

Shares issued due to conversion from LLC to C-Corp.	1,675,000,000	16,750,000			174,156		-16,924,156	-
Reverse stock split adjustment to issued and outstanding shares	-1,340,000,000	-13,400,000			-		-	-

			13,400,000
Shares issued for services	81,950,000	819,500			-		-	20,487,500
			19,668,000
Net loss for the year ended	-	-			-		-20,752,795	-20,752,795
December 31, 2013

Balance, December 31, 2013	416,950,000	4,169,500			-		-37,676,951
			$33,068,000	$		$		$-439,951

The accompanying notes are an integral part of these financial statements.

NCM FINANCIAL, INC. STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2013	2012
OPERATING ACTIVITIES
Net loss	$(20,752,795)	$(163,456)
Stock based compensation	20,487,500	-

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(10)	-
Accounts payable and accrued expenses	101,249	69,767
Accrued Salaries - Related Parties	114,000	38,000
Accrued Interest	48	-
Net cash (used) by operating activities	(50,008)	(55,689)

FINANCING ACTIVITIES
Advances on lines of credit	36,099	51,030
Proceeds on note payable	-	415
Payments on note payable	(895)	-
Advances – member/shareholder loan	16,110	4,286
	-	-
Net cash provided by financing activities	51,314	55,731

NET INCREASE (DECREASE) IN CASH	1,306	42

CASH
Beginning of year	207	165
End of year	$1,513	$207

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$-	$-
Interest paid	$597	$-

NON-CASH ACTIVITY
Deemed Dividend	$16,750,000	$-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

NCM Financial, Inc., a corporation (hereafter the “Company”), was organized under the laws of the state of Texas on June 4, 2013. Previously, the Company was organized as a Limited Liability company organized under the laws of the state of Texas on May 10, 2006.  The Company is a provider of Investment research. The Company provides independent research and software for individuals and professional investors to create maximized returns in markets around the world. The Company offers solutions for investors to amplify investment returns and meet their financial goals.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in United States of America, which contemplates continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenue sufficient to cover operating costs and to allow it to continue as a going concern. The Company has sustained losses and negative cash flows from operations in recent years and expects these conditions to continue for the foreseeable future. At December 31, 2013 the Company had accumulated member’s deficit of $439,451, excluding the non-cash stock based compensation of $20,487,500 and the $16,750,000 deemed distribution upon the conversion of a limited liability corporation to a C-corporation for tax purposes in June 2013. The ability of the Company to continue as a going concern is dependent on the Company raising sufficient capital to build and complete the real time tick by tick option portfolio platform and meet the requirements for a public listing on an exchange.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by raising capital through debt or equity financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the proceeding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. Company is currently working on its new operating platform. The Company does not have employees, rather contracts with legal and other professional service providers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Stock Split

On December 10, 2013, the Company effectuated a reverse stock split of its issued and outstanding shares of common stock at a ratio of 1 for 5 (the “Stock Split”).

As a result of the Stock Split, the Company’s issued and outstanding shares of common stock decreased from 1,675,000,000 to 335,000,000 shares of common stock, all with a par value of $0.01. Accordingly, all share and per share information has been restated to retroactively show the effect of the Stock Split.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with “ASC-260”, “Earnings per Share” which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. The Company has no potential dilutive instruments and accordingly basic loss and diluted loss per share are equal.

Revenue Recognition

Revenue will be recognized when it is realized or realizable and earned. Specifically, revenue will be recognized when all of the following criteria are met: (1) Persuasive evidence of an arrangement exists; (2) Service has occurred, customer acceptance has been achieved; (3) Our selling price to the buyer is fixed and determinable; and (4) Collection is reasonably assured. The Company recognizes revenue when services have been provided and collection is reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents consist of a checking account which is held in one depository institution. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value because of the short maturity of these instruments.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposited in financial institutions that exceed the federally insured limits. At both December 31, 2013 and 2012, the Company did not exceed the federally insured limit at any institution.

Income Taxes

The company elected to be taxed as a partnership and therefore the Company is a pass-through entity and the tax is paid by the individual members.

On June 9, 2013 the Company converted from a limited liability corporation to a C corporation for tax purposes

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s valuation techniques used to measure the fair value of money market funds and certain marketable equity securities were derived from quoted prices in active markets for identical assets or liabilities. The valuation techniques used to measure the fair value of all other financial instruments, all of which have counterparties with high credit ratings, were valued based on quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments.

NOTE4 – SMALL BUSINESS ASSOCIATION LOAN

The Company secured a federal Small Business Association loan on May 1, 2010. The loan requires monthly payments of principle and interest of $120 over a 10 year period and has a variable interest rate of 4.75% above the prime rate listed in the Wall Street Journal. The effective interest rate as of December 31, 2013 and 2012 was 7.75% and 8.0%, respectively.

The five year maturities are as follows:

2014	$830
2015	976
2016	1,054
2017	1,139
2018	1,230
Thereafter	2,059
$7,288

NOTE 5 – LINES OF CREDIT

The Company has a variety of credit card and/or lines of credit payable. The total is presented, all of which is due within twelve (12) months.

NOTE 6 – RELATED PARTY TRANSACTION

Related Party Note

As of December 31, 2013 and 2012, the Chief Executive Officer and Director advanced the Company $16,110 and $4,149 to fund Company operations under a Revolving Credit Note ("Note"). The Note is non-interest bearing, unsecured and due on demand. The term of the Note automatically renews until the balance is paid or the Note is in default. The outstanding balance owed on December 31, 2013 and 2012 was $23,541 and $7,431, respectively.

Related Party Compensation

On September 1, 2012, we entered into an employment agreement with Michael Noel, our Chief Executive Officer and Chairman of the Board of Directors (the “Noel Agreement”) The term of the Noel Agreement is three (3) years and, following the initial term, shall continue on a year-to-year basis thereafter unless terminated by either party with at least thirty (30) days written notice. Pursuant to the Noel Agreement, Mr. Noel will receive annual base compensation of $102,000 for the first two years of employment and $125,000 for the third year of employment. The Noel Agreement also provides for incentive awards, as well as a benefit package, including medical, disability, insurance, and expense reimbursement. As consideration for certain non-compete and non-solicitation provisions of the Noel Agreement, Mr. Noel shall also receive semi-monthly installments of $1,000. The Noel Agreement may be terminated by the Company for reasonable cause. As of December 31, 2013 and 2012, $152,000 and $38,000 is currently due and accrued on the Noel Agreement, respectively.

Compensation of the Chairman of the Board

Michael Noel, our Chairman of the Board, receives compensation pursuant to the Noel Agreement described above. In addition to his employment agreement, Mr. Noel is compensated as a director in the company. As chairman of the board, Mr. Noel shall be compensated at a rate of $300/hour.

Agreement with Scott Noel

On September 27, 2012, the Company entered into an engagement agreement with Mr. Scott Noel for general corporate counsel services in exchange for a monthly retainer fee of $6,250 in consideration of the services to be rendered. As of December 31, 2013 and 2012, $100,036 and $25,024 is currently due and accrued on the Noel Agreement, respectively.

NOTE 7 – STOCKHOLDERS’ EQUITY (DEFICIT) (MEMBERS’ DEFICIT)

LLC conversion

On June 9, 2013 the Company converted from a Texas limited liability company into a Texas corporation and changed its name to NCM Financial, Inc. Effective June 9, 2013 all of the Company’s outstanding common units were converted into common stock on 1 to 1 conversion ratio.

Common Units

Prior to the LLC conversion the company had 1,675,000,000 authorized units with no par value. Each holder of common units was entitled to one vote for each common unit held. Upon the LLC Conversion, all the then outstanding common units were converted into shares of common stock on a 1 to 1 basis.

Common Stock

The Company has authorized 2,500,000,000 shares of common stock, $.01 par value per share. Each holder of common stock is entitled to one vote for each share of common stock held.

On December 10, 2013 the Company completed a reverse stock split whereby every 5 pre-split shares of common stock is exchangeable for 1 share of post-split common stock. Accordingly, all share and per share information has been restated to retroactively show the effect of the stock split. As of December 31, 2013 the company had 416,950,000 shares issued and outstanding.

During the year ended December 31, 2013, the Company issued the following equity instruments:

  In September 2013, the Company issued 26,950,000 shares of its common stock for advisory services to Iota Capital Corporation.  The Company recognized the fair market value of $6,737,500 as a stock based compensation expense.

  In September 2013, the Company issued 30,000,000 shares of its common stock for advisory services to KeyStone Trading Ltd. The Company recognized the fair market value of $7,500,000 as a stock based compensation expense.

  In December 2013, the Company issued 25,000,000 shares of its common stock for consulting services to Llew Watkins.  The Company recognized the fair market value of $6,250,000 as a stock based compensation expense.

NOTE 8 – LOSS PER SHARE

The following table presents the computations of basic and dilutive loss per share:

	2013	2012
Net Income (Loss)	$(20,752,795)	$(163,456)

Net income (loss) per share:
Net income (loss) per share – basic and diluted	$(0.06)	$(0.00)

Weighted average common shares outstanding – basic and diluted	356,066,667	335,000,000

For the year ended December 31, 2013 and 2012, the Company has no potential dilutive instruments and accordingly basic loss and diluted loss per share are equal.

NOTE 9 – OTHER EXPENSES

A breakout of other expense is as follows

	For the Year Ended December 31,
	2012	2013
Other expenses
Computer and internet	$4,846	$4,060
Telephone	1,281	1,214
Other	1,127	1,137
	$7,254	$6,411

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Management Consulting Agreement

In September 2012, the Company entered into three-month renewable Consulting Agreement with Llew Watkins (“Consultant”). The agreement calls for the consultant to provide, on a part-time basis, management consulting for the Company. These services include providing general consulting services relating to development of new business ventures, providing general advice on capital structuring, performing due diligence related to potential business arrangements, and providing introductions that may lead to additional capital investments.

For consideration of the above-referenced services, the Company shall pay to Consultant 5% equity, as nondilutional shares of the Company’s common stock (the "Shares"), issued at time of S-1 filing. The Consultant shall receive 10% introduction fee of the gross funds received by the Company or handling fee for any investor introduced or introduction that leads to an investment within the period of 2 years of the introduction.

Mr. Watkins will also be employed as the Company’s Investor Relations Director, will be paid $3,500 per month as salary for performing the Company’s public relations responsibilities once the Company’s Registration Statement on Form S-1 (“S-1”) is accepted and the Company begins its first month of trading its Shares.

Consulting Agreement – Development of Real Time Platform

On October 1, 2012 the Company entered into an agreement with an independent contractor to help develop the Real Time Platform for the Company’s Option Portfolio Pro Software. The agreement calls for a monthly payment of $1,000.00 and for a bonus payment upon completion of the project of $40,000. As of December 31, 2013 and 2012, an amount of $12,000 and $3,000 has been expensed in connection with monthly payments under the agreement, respectively.

Patent License Agreement

On October 1, 2012, the Company entered into a Patent License Agreement ("Agreement”) which is a platform for customizing a derivative portfolio trading strategy, with OptionTech, LLC (“Licensor”), a Texas limited liability company. Licensor granted the Company the exclusive, world-wide right and license to make, have made, use and sell licensed products for use in the financial research and trading industry. The Company may sublicense such right and license to the Company’s customers and to users of the Company and its customer's products; provided the Company remains responsible for payment of the royalty due.

The Company agreed to pay Licensor during the term of this Agreement a royalty of One U.S. Dollar ($1.00) per month for each subscriber to which the Company has sold a Licensed Product (“Subscriber”). A Licensed Product will be considered sold or used when the Company has billed the Subscriber. Royalties paid on Licensed Products, which are not accepted or are returned by the purchaser within sixty (60) days of delivery, shall be credited to the Company.

The Company’s obligation to pay royalties shall cease upon the earlier of (i) the expiration of the Patents or (ii) the termination of this Agreement. The Patents shall be deemed to have expired upon the judgment of invalidity or unpatentability by a court or administrative agency of competent jurisdiction from which no appeal is taken or can be taken.

The Company will be deemed to be in default hereunder if (i) the Company fails to pay any sum due and payable within thirty (30) days after notice from Licensor that the same has become due and payable, (ii) the Company breaches any material covenant made by it hereunder and fails to remedy such breach within thirty (30) days after notice thereof from Licensor, or (iii) the Company fails to render an accounting statement and payment for all royalties due within one hundred twenty (120) days of the end of each calendar year (which failure is not cured within thirty (30) days after notice of such failure from Licensor). In the event of the Company’s default hereunder, Licensor may terminate this Agreement by giving the Company written notice of termination.

NOTE 11—INCOME TAXES

The Company had net operating loss carry forwards of approximately $20,644,000 for the period of June 9, 2013 (c-corporation conversion) through December 31, 2013 that may be available to reduce future years’ taxable income in varying amounts through 2033. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

The provision for Federal income tax consists of the following:

December 31, 2013
Federal income tax benefit attributable to:
Current operations	$464,951
Less: valuation allowance	(464,951)
Net provision for Federal income taxes	$-

 The cumulative tax effect at the expected rate of 15% of significant items comprising our net deferred tax amount is as follows:

December 31, 2013
Deferred tax asset attributable to:
Net operating loss carry over	$3,099,673
Less: valuation allowance	(3,099,673)
Net deferred tax asset	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

NOTE 12 - SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) the Company has analyzed its operations subsequent to December 31, 2013 through to date this report was issued, and has determined that it does not have any material subsequent events to disclose in these financial statements.

Item 12A. Disclosure of Commission Position on Indemnification of Securities Act Liabilities

Our directors and officers are indemnified as provided by the Texas corporate law and our Bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

NCM FINANCIAL, INC.

149,950,000 SHARES OF COMMON STOCK

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until _____________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus is April 17th, 2014

PART II   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

Securities and Exchange Commission registration fee	$4,828.39
Accounting fees and expenses	$7,500.00
Legal fees and expense	$15,000.00
Total	$27,328.39

All amounts are estimates other than the Commission’s registration fee. We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item. 14 Indemnification of Directors and Officers.

Under the provisions of Chapter 8 of the Texas Business Organizations Code, the Company may indemnify its directors, officers, employees and agents and maintain liability insurance for those persons. Section 8.101 of the Texas Business Organizations Code (the “TBOC”) provides that a corporation may indemnify a governing person, or delegate, who was, is or is threatened to be made a named defendant or respondent in a proceeding if it is determined that the person: (i) conducted himself in good faith; (ii) reasonably believed that (a) in the case of conduct in his official capacity that his conduct was in the corporation’s best interest and (b) in all other cases, that his conduct was at least not opposed to the corporation’s best interest; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, if the person is found liable to the corporation, or if the person is found liable on the basis that he received an improper personal benefit, indemnification under Texas law is limited to the reimbursement of reasonable expenses actually incurred by the person in connection with the proceedings and does not include a judgment, a penalty, a fine, and an excise or similar tax, and no indemnification will be available if the person is found liable for willful or intentional misconduct, breach of the person’s duty of loyalty, or an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation. Under Texas law, indemnification by the corporation is mandatory if the person is wholly successful on the merits or otherwise, in the defense of the proceeding.

Pursuant to Article Nine of our Certificate of Formation (“Article Nine”) and Section 8.1 of our By-Laws, we may indemnify an officer or director to the fullest extent permitted under Texas law. The indemnification provided under Article Nine shall (i) extend to judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements, and reasonable expenses (including, without limitation, attorneys’ fees) actually incurred by such person in connection with a proceeding; (ii) apply only if the person’s involvement or potential involvement in the proceeding arises by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director of the Company or while a director of the Company is or was serving at the request of the Company; (iii) continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity; and (iv) be applicable, without limitation, to claims against such person based on negligent or allegedly negligent acts or omission of such person.

Under Article Ten of our Certificate of Formation, to the fullest extent permitted by the TBOC, the right to indemnification conferred in Article Nine shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Article Nine, who was, is or is threatened to be made a named defendant or respondent in the proceeding in advance of the final disposition of the proceeding and without any determination as to the person’s ultimate entitlement to indemnification; provided, however, that the payment of such expenses shall be made only upon delivery to the Company of a written affirmation by such person of such person’s good faith belief that such person has met the standard of conduct necessary for indemnification under Article Nine.

Additionally, Article Eleven of our Certificate of Formation grants us the authority to purchase and maintain reasonable insurance, at our expense, to protect ourselves, the members of the Board of Directors, and any person which is an officer, employee or agent of the Company at any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability, or loss under Article Nine.

Item 15. Recent Sales of Unregistered Securities.

We were organized in the State of Texas on May 10, 2006. On June 6, 2013, the Company converted from a Texas limited liability company to a Texas corporation. Effective June 9, 2013, all of the units were converted into 1,675,000,000 shares of the Company’s outstanding common units. The total shares for the founders were converted into 335,000,000 shares of the Company’s common stock on December 12, 2013 and were issued to our founders in connection with incorporation.

On September 6, 2013, we agreed to issue 26,950,000 shares of our common stock to a consultant, IOTA Capital Corp. (“IOTA”) for services rendered. We valued these common shares at the fair value of $.25 per common share.

On September 6, 2013, we agreed to issue 30,000,000 shares of our common stock to a consultant, Keystone Trading, Ltd. (”Keystone”) for services rendered. We valued these common shares at the fair value of $.25 per common share.

On September 9, 2012, we agreed to issue 25,000,000 shares of our common stock to a consultant, Llewellyn R. Watkins (“Watkins”) for services rendered. We valued these common shares at the fair value of $.25 per common share.

These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act and were issued as founders shares. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act for this transaction.

Item 16. Exhibits and Financial Statement Schedules

		DESCRIPTION	PARTIES
EXHIBIT	DATE SIGNED
3.10	June 4, 2013	Articles of Incorporation	Scott Noel
3.20	June 9, 2013	By-Laws	Michael Noel
5.1(1)		Opinion of Szaferman, Lakind, Blumstein & Blader, P.C.
10.10	September 9, 2012	Master Consulting Services Agreement	Michael Noel, Llewellyn R. Watkins
10.20	November 23, 2013	KEYSTONE TRADING LTD. Consulting Agreement	Michael Noel, Angelita Goldson
10.30	January 10, 2013	Kapil Consulting Agreement	Michael Noel, Kapil Khandal
10.40	September 27, 2012	Scott Noel Consulting Agreement	Michael Noel, Scott Noel
10.50	September 1, 2012	Michael Noel Employment Agreement	Michael Noel, Michael Noel
10.60	October 1, 2012	Patent License Agreement	Michael Noel, Michael Noel
10.70	November 23, 2013	Iota Capital Corp. Consulting Agreement	Michael Noel, Kar Man Lau
10.80	April 2, 2013	Servcorp Office Agreement	Michael Noel, Ashlyn Castenson
10.90	April 15, 2012	Click Bank Terms	Michael Noel, Click Bank
10.10	August 6, 2013	Blinkx Terms	Michael Noel, Blinkx
10.11	August 6, 2013	Ebuzzing Terms	Michael Noel, Simon Klein
10.12	April 20, 2012	TradeDoubler Terms	Michael Noel, TradeDoubler
10.13	August 20, 2013	Creafi Online Media Terms	Michael Noel, Tom Horsey
10.14	September 20, 2013	D'arriens Terms	Michael Noel, Florencia Lascialanda
10.15	August 1, 2013	IgnitionOne Terms	Michael Noel, Rhys Denny, Stefan Reiter
10.16	February 21, 2014	Shareholder Contractual Lockup	Michael Noel, Scott Noel, Ron Noel, Martha Noel, Llew Watkins
10.17	May 10, 2006	Michael Noel Loan Agreement	Michael Noel, Michael Noel
23.2(1)		Consent of Counsel (included in Exhibit 5.1, hereto)
23.10	May~~April~~ 22~~17~~, 2014	Consent of KLJ & Associates, LLP	KLJ & Associates

(1) To be filed by amendment.

Item 17. Undertakings

Undertaking Required by Item 512 of Regulation S-K.

(a) The undersigned registrant hereby undertakes:

                    (1) to file, during any period in which it offers or sells securities are being made, a post-effective amendment to this Registration Statement to:

                           (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

                              (ii) reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

                              (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this rule do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement; and paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is not part of the registration statement.

                              Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to item 1100(c) of Regulation AB.

                    (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                    (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) For determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                    (1) Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

                    (2) Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

                    (3) The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

                    (4) Any other communication that is an offer in the offering made by the registrant to the purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) That, for the purpose of determining liability under the Securities Act to any purchaser:

          If the registrant is relying on Rule 430B:

                    (i) Each prospectus filed by the registrant pursuant to 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

                    (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

          If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          If the registrant is relying on Rule 430A:

                    (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                    (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on this  ~~17th~~ 22nd day of ~~April~~ May 2014.

NCM FINANCIAL, INC.

By:	/s/ Michael Noel
Michael Noel
Chief Executive Officer and Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer).

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Noel	Chief Executive Officer and Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer).	~~April 17th~~May 22, 2014
Michael Noel

/s/ Scott Noel	Director	~~April 17th~~May 22, 2014
Scott Noel

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